UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)

Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Final Results dated 07 March 2024

2023 Preliminary Results

Good overall operational and financial performance

RIGHT WAY 2 Plan launched to reinvigorate growth in North America

Terminix gross synergy target increased by $50m

Financial Results1	AER			CER
£m	2023£m	2022£m	Change%	2023£m	2022£m	Change%
Revenue	5,375	3,714	44.7%	5,414	3,714	45.8%
Adjusted EBITDA	1,228	859	43.0%
Adjusted Operating Profit	898	571	57.1%	897	571	57.0%
Adjusted Profit before Tax	766	532	43.8%	801	532	50.5%
Free Cash Flow	500	374	33.7%
Diluted Adjusted EPS	23.08p	21.22p	8.8%

Statutory Results
Revenue	5,375	3,714	44.7%
Operating Profit	625	317	96.9%
Profit before Tax	493	296	66.9%
EPS	15.14p	11.57p	30.8%
Dividend Per Share	8.68p	7.55p	15.0%

Financial Highlights (Unless otherwise stated, all financials are presented at constant exchange rates. Organic Revenue growth figures exclude COVID disinfection.)

●	Group Revenue up 45.8% and Statutory Revenue up 44.7%. Organic Revenue growth of 4.9%, supported by strong performances in Europe, Asia, Pacific, UK and LATAM
	-	North America Organic Revenue growth of 3.1% with growth of 3.5% in Pest Control services owing to lower new business lead generation
	-	Good Organic Revenue growth across all business categories: 4.5% in Pest Control; 4.8% in Hygiene and Wellbeing; and 13.2% in France Workwear
●	Adjusted Operating Profit up 57.0% and Statutory Operating Profit up 96.9%. Group Adjusted Operating Margin up 120bps to 16.6%2
	-	Full year margin expansion in Pest Control and France Workwear, with Hygiene & Wellbeing margin in H2 above 19.0%, as expected
	-	North America Adjusted Operating Margin up 160bps to 18.7%
	-	Sustained strong price progression across all regions, accompanied by good customer retention
●	Diluted Adjusted EPS up 8.8% to 23.08p. EPS up 30.8% to 15.14p. Diluted Adjusted EPS at CER up 12.9%
●	Free Cash Flow of £500m representing 89.4% Adjusted Free Cash Flow conversion
●	Net debt to EBITDA reduced to 2.8x at 31 December 2023, one year ahead of target
●	Recommended final dividend of 5.93p for total FY 23 dividend of 8.68p per share, an increase of 15.0%, in line with our progressive dividend policy

Strategic Highlights
●	RIGHT WAY 2 plan launched to reinvigorate organic growth in North America
-
Action plan devised and underway following an in-depth regional performance review. Increased Terminix synergies enables plan to be accompanied by additional c.$25m of investment in sales and marketing

●	Terminix gross synergy target increased by $50m with integration completion revised to 2026
	-	$69m pre-tax net cost synergies achieved in FY 23, ahead of guidance ($60m). Expected to deliver a further c.$40m of net cost synergies in FY 24
-
Total gross and net synergy targets raised to c.$325m and c.$225m respectively (previously $275m and $200m). Integration completion revised to 2026 to de-risk branch integrations and deliver the upgraded synergy targets

●	Continued momentum in value-creating M&A programme
	-	41 acquisitions completed in 2023 with annualised revenues of c.£106m

Andy Ransom, Chief Executive of Rentokil Initial plc, said:

"The Group overall delivered a good operational and financial performance in 2023, despite weaker growth in North America, achieving 4.9% organic revenue growth and 16.6% margin. We have continued to benefit from our diversified, global footprint and resilient business model, in addition to our sustained focus on customer service and investment in people, technology and innovation.

We're taking action to reinvigorate organic growth in the North American business. In our RIGHT WAY 2 plan, we have created a clear and comprehensive roadmap to reinvigorate growth in North America with the right team in place to execute on that.

We have made strong progress in the integration of Terminix to create a powerhouse business in the world's largest pest control market. This has been achieved alongside significant improvement in colleague retention, with Terminix service technician retention up more than 8 percentage points since the deal closed. The combination with Terminix continues to create significant value and we have upgraded expectations for total gross cost synergies by $50m to $325m to be delivered by 2026."

Outlook

We start 2024 with confidence in our plans. Notwithstanding continuing macroeconomic headwinds, for the full year, we expect good underlying trading momentum, supported by our RIGHT WAY 2 plan to reinvigorate organic growth in North America. Increased Terminix synergies enables the plan to be accompanied by an additional c.$25m of investment in sales and marketing. We expect Organic Revenue growth in North America to be c.2% in Q1 and between 2-4% in the full year.

Based on good progress to date, we are raising our expectations for annual pre-tax synergies from the Terminix integration by a further $50m to c $325m gross, c.$225m net. The enlarged plan is scheduled to be completed in 2026 with net synergies of c.$40m in 2024, c.$65m in 2025 and c.$38m in 2026.

We expect modest North America margin progression in 2024, with improvement weighted towards H2, owing to the region's expected organic growth trajectory and additional investment in sales and marketing. The medium term Group margin target of greater than 19% is expected to be achieved in 2026.

Our pipeline of bolt-on prospects remains strong and we expect to invest £250m in 2024.  Adjusted free cash flow conversion is forecast between 80-90%, as previously guided, with further modest deleveraging of the balance sheet.

Enquiries:

Investors / Analysts:	Peter Russell	Rentokil Initial plc	+44 (0)7795 166506
Media:	Malcolm Padley	Rentokil Initial plc	+44 (0)7788 978199

A management presentation and Q&A for investors and analysts will be held today, 7 March from 9.15am at the Leonardo Royal London St Paul's Hotel, 10 Godliman Street, London EC4V 5AJ. The event will also be available via a live webcast. Dial-in details will be provided on the website (https://www.rentokil-initial.com/investors.aspx). A recording will be made available following the conclusion of the presentation.

Notes

1 Non-IFRS measures. This statement includes certain financial performance measures which are non-IFRS measures as defined under International Financial Reporting Standards (IFRS). These metrics include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share, Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax Rate and Organic Revenue. Management believes these measures provide valuable additional information for users of the financial statements in order to understand the underlying trading performance. Adjusted Operating Profit represents the performance of the continuing operations of the Group (including acquisitions), and enables the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. Adjusted Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. Revenue and Adjusted Operating Profit are presented at CER unless otherwise stated. An explanation of all the above non-IFRS measures used along with reconciliation from the nearest IFRS measures is provided on page 16.

2 Includes net synergy benefit but excludes costs to achieve which are one-off by nature.

AER - actual exchange rates; CER - constant 2022 exchange rates

This announcement contains statements that are, or may be, forward-looking regarding the Group's financial position and results, business strategy, plans and objectives. Such statements involve risk and uncertainty because they relate to future events and circumstances and there are accordingly a number of factors which might cause actual results and performance to differ materially from those expressed or implied by such statements. Forward-looking statements speak only as of the date they are made and no representation or warranty, whether expressed or implied, is given in relation to them, including as to their completeness or accuracy or the basis on which they were prepared. Other than in accordance with the Company's legal or regulatory obligations (including under the Listing Rules and the Disclosure Guidance and Transparency Rules), the Company does not undertake any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Information contained in this announcement relating to the Company or its share price, or the yield on its shares, should not be relied upon as an indicator of future performance. Nothing in this announcement should be construed as a profit forecast.

Summary of financial performance (at CER)

Regional Performance
	Revenue			Adjusted Operating Profit
	2023£m	2022£m	Change%	2023£m	2022£m	Change%
North America	3,314	1,849	79.2%	618	315	95.9%
Pest Control	3,208	1,746	83.7%	599	297	101.8%
Hygiene & Wellbeing	106	103	2.5%	19	18	0.7%

Europe (incl. LATAM)	1078	941	14.6%	210	187	12.5%
Pest Control	520	427	21.8%	120	103	16.6%
Hygiene & Wellbeing	341	322	5.8%	52	53	(1.8%)
France Workwear	217	192	13.2%	38	31	23.6%

UK & Sub Saharan Africa	394	365	7.9%	95	95	(0.5%)
Pest Control	197	182	8.0%	51	47	8.0%
Hygiene & Wellbeing	197	183	7.7%	44	48	(8.9%)

Asia & MENAT	357	321	11.2%	47	45	4.0%
Pest Control	266	231	15.0%	35	34	4.5%
Hygiene & Wellbeing	91	90	1.5%	12	11	2.6%

Pacific	261	227	15.0%	57	48	19.8%
Pest Control	130	104	25.2%	23	16	44.5%
Hygiene & Wellbeing	131	123	6.4%	34	32	7.6%

Central	10	11	(4.4%)	(121)	(107)	(12.7%)
Restructuring costs				(9)	(12)	20.6%
Total at CER	5,414	3,714	45.8%	897	571	57.0%
Total at AER	5,375	3,714	44.7%	898	571	57.1%

Category Performance
	Revenue			Adjusted Operating Profit
	2023£m	2022£m	Change%	2023£m	2022£m	Change%
Pest Control	4,321	2,690	60.6%	828	497	66.7%
Hygiene & Wellbeing	866	821	5.4%	161	162	(1.5%)
France Workwear	217	192	13.2%	38	31	23.6%
Central	10	11	(4.4%)	(121)	(107)	(12.7%)
Restructuring costs				(9)	(12)	20.6%
Total at CER	5,414	3,714	45.8%	897	571	57.0%
Total at AER	5,375	3,714	44.7%	898	571	57.1%

Note: Hygiene & Wellbeing year on year performance reflects the anticipated decrease in COVID disinfection revenues from £21m in FY 22 to £2m in FY 23.

In order to help understand the underlying trading performance, unless otherwise stated, figures below are presented at constant exchange rates and Organic Revenue growth figures exclude the COVID disinfection business.

Revenue
The Group delivered a good topline performance, with Revenue rising 45.8% to £5,414m. Organic Revenue grew 4.9%. Statutory Revenue was up 44.7% to £5,375m at AER. Revenue growth in North America was up 79.2%, benefiting from the Terminix acquisition. Europe, the Group's second largest region, was up strongly by 14.6%, while the Asia & MENAT region was up 11.2%. Group Organic Revenue growth including COVID disinfection was 4.5%.

Our Pest Control category grew Revenue by 60.6% (4.5% Organic) to £4,321m, underpinned by continued effective pricing and resilient customer retention. Hygiene & Wellbeing Revenue increased by 5.4% (4.8% Organic) to £866m, led by continued demand for washroom services. Strong new business sales performance was reflected in the contribution from our France Workwear business, with Revenue up by 13.2% to £217m (13.2% Organic).

Profit
Adjusted Operating Profit rose by 57.0% during the year to £897m, reflecting a full year of Terminix profit and core business growth across major regions, in addition to effective ongoing capture of synergies from the Terminix transaction. This led to a 120bps increase year on year in Group Adjusted Operating Margin to 16.6%. Synergies from the Terminix transaction contributed 100bps to Group margin. Statutory Operating Profit at AER was up 96.9% to £625m. We have continued to deliver on our strategy of driving density improvements and M&A integration. Price increases have also been successfully implemented over the course of the year to offset the impacts of inflation on our cost base. The ability of the Group overall to offset inflationary pressures for another year demonstrates the resilience of the business model and the essential nature of our core products and services.

Within business categories, Adjusted Operating Margin for Pest Control was up by 70bps year on year to 19.2% (FY 22: 18.5%). Hygiene & Wellbeing Adjusted Operating Margin decreased by 130bps year on year to 18.5% (FY 22: 19.8%). However, Hygiene & Wellbeing margin was 20.2% for H2, in line with the guidance of above 19.0% for H2, issued at the Interim Results. The half year and full year 2024 margin profile of Hygiene & Wellbeing is expected to be similar to 2023.

Adjusted Profit before Tax (at AER) of £766m, which excludes one-off and adjusting items and amortisation costs, increased by 43.8%. Adjusted interest of £141m at actual exchange rates was higher year on year, partly reflecting £86m of annualised interest charges relating to the financing of the Terminix transaction, £15m of lease interest charges and a £7m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of £11m at AER in 2023 was £11m lower than the prior year (FY 22: £22m) due to devaluation of the Argentinian peso. Full year restructuring costs of £9m at CER (£7m at AER) were down £3m on the prior year, consisting mainly of costs in respect of initiatives focused on our North American and Argentinian transformation programmes. One-off and adjusting items (operating) at AER of £98m includes £1m of deal costs and £81m of integration costs related to the Terminix acquisition ("Costs to Achieve'') and £17m of other M&A costs. Statutory profit before tax at AER was £493m, an increase of 66.9% on the prior year (FY 22: £296m) reflecting a full year of Terminix profits net of one-off and adjusting items/Costs to Achieve and increased interest costs relating to the Terminix transaction.

Cash (at AER)
Net cash flows from operating activities have risen by 22.8% to £737m in 2023. Free Cash Flow of £500m was £126m higher than in FY 22. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £1,228m, up 43.0% versus 2022. One-off and adjusting items (non-cash) of £11m inflow (FY 22: £77m) represent Terminix related one-time share incentive schemes and asset impairments.

The Group had a £47m working capital outflow in FY 23. Working capital was driven higher by revenue growth, predominantly in North America and Europe, across receivables and contract cost assets. Capital expenditure of £211m was incurred in the period (FY 22: £190m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure. Lease payments were up 45.2%.

Cash interest payments of £166m were £127m higher than in the prior year, reflecting the timing of interest charge payments relating to financing of the Terminix transaction. Cash tax payments for the period were £100m, an increase of £23m compared with the corresponding period last year. Adjusted Free Cash Flow Conversion was 89.4%.

Regional performance review
Due to the international nature of the Group, foreign exchange movements can have a significant impact on regional performance. Unless otherwise stated, percentage movements in Revenue and Adjusted Operating Profit are presented at constant exchange rates.

North America

	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	3,306	78.7%	3,314	79.2%	3.1%	3.0%
Operating Profit	489	158.4%	490	159.0%
Adjusted Operating Profit	617	95.5%	618	95.9%
Adjusted Operating Margin	18.7%	1.6%	18.7%	1.6%

In North America, Revenue was up 79.2%, benefiting from a full year of the Terminix acquisition. Regional Organic Revenue grew 3.1%, achieved alongside the full programme of the Terminix integration. Organic Revenue growth in Pest Control Services for our commercial, residential, and termite customers was below our expectations at 3.5%, owing to lower new business lead generation in a softer consumer market in H2. The Pest Control category as a whole, which includes the Products Distribution and Lake Management businesses, recorded Organic Revenue growth of 3.1%. Weaker Q3 2023 growth in North America continued into the low season of Q4 at 1.2%, however Q1 2024 is expected to be c.2%. The company has conducted an in-depth review to fully examine the drivers of the underperformance and formulate a strategy to reinvigorate growth, resulting in THE RIGHT WAY 2 plan detailed below.

Adjusted Operating Profit growth of 95.9% to £618m reflects the combined impact from higher revenues and the Terminix acquisition. Statutory Operating Profit was up 158.4% to £489m at AER. Strong price realisation across all channels has successfully offset expected inflationary pressures. Adjusted Operating Margins in North America were up 160bps year-on-year to 18.7%. The full-year impact of lower Terminix margins reduced the overall North America margin by 70bps. However, Terminix synergies delivered a benefit of 140bps, while trading improvements, including density from growth and prudent cost management, contributed 90bps of margin.

Total North America colleague retention, including Terminix, increased to 75.2% (FY 22: 70.1%), driven by improvement in retention of technician roles. Sales colleague retention was flat. Terminix colleague retention has seen continued improvement, up to 69.7% (FY 22: 64.0%). Since the close of the deal in October 2022, colleague retention at Terminix has increased by 8.1ppts. The Group continued to make investments in being an Employer of Choice, and we are seeing ongoing success with our recruiting, onboarding, and training initiatives. Despite price increases, total customer retention in North America slightly increased to 79.5% (FY 22: 79.3%) and included an improvement at Terminix. Customer satisfaction was also positive, with an excellent Terminix Net Promoter Score of 64.9, up 1.5 on the prior year.

Notwithstanding the considerable focus required to complete the Terminix transaction, our North American bolt- on M&A programme continued apace, with the purchase of 13 businesses with combined annualised revenues of c.£46m in the year prior to purchase. This included the acquisition in the second half of the year of Action Pest Control, a large Midwest provider. As we integrate Terminix, we will continue to selectively pursue high-quality M&A assets in the North America region.

In the year, there was further good progress on legacy termite warranty claim volumes, with significantly fewer filed warranty claims. Total filed warranty claims reduced by 14% on the prior year and by 44% since 2019. Open warranty claims further reduced by 29% on the prior year and by 65% since 2019. Total filed warranty claims in the Formosan termite-heavy Mobile Bay reduced by 48% on the prior year and by 80% since 2019. Largely as a result of our plan to accelerate the resolution of legacy claims, particularly focused on complex litigated long-standing cases, and a shift in the mix of claim resolutions, the blended average settled cost per claim, including inflationary impacts, was up c.32%. Going forward, we have also successfully introduced a termite residential sales warranty cap for new customers for the lifetime of the agreement of $250,000 for new customers with qualifying homes.

Organic Growth in H2 2023

An in-depth review was conducted into the reasons for the slowdown in regional organic growth experienced in the second half of 2023.

We have confirmed that service technician retention was further significantly improved and customer retention remained resilient throughout the period. The pricing strategy also continued to be effective, with cost input inflation recovered, as expected.

Organic growth is generated from both existing and new customers. Trends in upselling to the existing customer base did not see a material change from prior trends. Notwithstanding this, we believe technician leads represent an important growth opportunity in the US with the potential for sizeable upside in the medium term. This is based on evidence of the Group's success in other markets. For example, in 2023, c.88% of UK pest control technicians participated in submitting leads with a c.32% close rate. This compared to a US participation rate of c.50% and estimated c.20% close rate. Our 'Trusted Advisor' programme (empowering technician leads and sales) already underway in Terminix will be rolled out across Rentokil US branches.

The main challenge to new business growth in the second half of the year was lower acquisition of new residential, termite and SME customers. The largest adverse change was observed in inbound sales leads and sales enquiries from prospective customers to our call centres and websites. In H2, in-bound sales leads were down 2-3% in the region. We estimate that the US pest control market grew at approximately 4% in 2023, reflecting lower growth in the residential, termite and SME sectors, particularly in H2. This is about 1% lower than the recent historical average. Nevertheless, we recognise that the business was not sufficiently effective in attracting and closing sales leads. In 2023, integration planning focused attention on organisational change. Our marketing and sales leadership underwent considerable change, which in part affected our marketing performance to generate leads and convert sales (close rate in H2 was flat with prior year). Increased digital marketing spend by the competition and flat sales colleague retention (c.60% in Terminix and c.77% in Rentokil) compounded the overall impact. There was also a slightly disruptive influence felt from branch closures and pilots.

THE RIGHT WAY 2 Plan

We have taken action to strengthen the North America management team and fully resource the senior marketing and sales teams ahead of the 2024 pest season. In addition to Brad Paulsen, recently appointed to the position of North America CEO, we have in place new and experienced leadership for Residential Marketing, Digital Marketing, and Sales. We've also seconded our UK Operations Director to North America to take charge of technician sales leads.

Following the review of H2, the team has now defined THE RIGHT WAY 2 plan to reinvigorate organic growth in North America. The core components of this plan are:

●
Driving further improvement in frontline colleague retention and productivity, in particular in Sales to improve sales conversion. Our Employer of Choice programme will focus on enhanced talent acquisition and onboarding, additional investment in training, and seasonal sales incentive programmes.

●
Investing in a brand strategy to reinforce awareness. This includes additional investment in the Terminix brand to build on its industry-leading awareness (#1 best known brand in US Pest Control according to a 2023 Google Brand Arc Study) and build preference with our target segments. We'll also continue to build the equity of the Rentokil brand to support business growth in the National and Strategic accounts space.

●
Adding capabilities and resources in marketing to refine our focus and build our marketing excellence. In addition to the new regional marketing and sales leadership, the North America business will benefit from increased investment for growth of c.$25m towards people, sales leads, digital channels, and other brand and marketing activities. New marketing agency partnerships are now in place and our first multi-channel brand marketing campaign will be launched this Spring.

●
Strengthening sales effectiveness to target increased sales colleague retention, particularly in the 0-12 months service category. Over time we will introduce new data, tools and technologies in order to improve timing from sales lead to inspection and quote.

●
Enhancing our approach to pricing discipline to continue to offset inflation. Sales and marketing initiatives will be accompanied by continued strong pricing discipline for both new and existing customers. Our pricing practices will be enhanced with third-party tools and data to deliver market and segment-specific value to customers. This includes the viability testing of new AI-backed capabilities. We will also optimise bundling, promotions and discounting programmes through consistent market-level pricing tests.

●
Improving customer satisfaction and retention to take it to par with the average elsewhere in the Group over time. We are dedicated to delivering a consistently positive customer experience including through investment in our digital platforms, in technician training and in our contract renewal processes.

●
Increasing technician sales leads to expand revenue from existing customers. Through execution of the Trusted Advisor Programme, we're focused on driving up the volume, value, and conversion rate of technician leads towards the UK benchmark over time. In 2024 the Trusted Advisor programme will be rolled out to Rentokil technicians.

Rentokil Initial has a proven long term track record of operating very successfully through economic cycles. We are confident the team has the skills, know-how and insights to get growth back on track.

Europe (incl. LATAM)

	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	1,081	14.9%	1,078	14.6%	9.2%	8.3%
Operating Profit	182	15.6%	161	2.2%
Adjusted Operating Profit	215	14.9%	210	12.5%
Adjusted Operating Margin	19.9%	0.0%	19.5%	-0.4%

The region has enjoyed strong performance in 2023. Topline momentum in the first half of the year carried into the second half, driven by both effective price increases and resilience in overall demand. Revenue grew by 14.6% in the year to £1,078m (9.2% Organic). Revenue growth in Pest Control was 21.8%, with a strong contribution from key markets including France, Benelux, and Germany. Hygiene & Wellbeing grew Revenue by 5.8% in the period, driven by broad-based strength across the region and continued momentum in the core washrooms business. Ambius, part of the Enhanced Environments business, sustained a good performance through the year. As anticipated, there was an improvement in Specialist Hygiene and Dental in the second half of the year, after a period of post-COVID disruption. France Workwear Revenue was up 13.2%. Strong new business sales performance was reflected in its contribution, which was also supported by robust pricing.

Adjusted Operating Profit in the region grew by 12.5% to £210m. Statutory Operating Profit was up 15.6% to £182m at AER. In Europe, as expected, short-term H1 margin pressure from increased M&A activity reversed in H2. The H1 headwind plus continued hyperinflation in Argentina in the aggregate resulted in full-year Adjusted Operating Margin down slightly by 40bps to 19.5%. While inflationary pressures have persisted throughout the period, in Europe and most of LATAM we have been successful at protecting margins with pass-through pricing. Customer retention has remained strong at 88.4% (FY 22: 88.5%.) A focus on sales retention, including recruitment, onboarding and early days retention led to excellent colleague retention rates of 90.4% (FY 22: 89.1%), with the business recording some of its best months on record in the second half of the year.

In Europe and LATAM, 11 business acquisitions (5 in Europe and 6 in LATAM) were completed in total with annualised revenues of c.£12m in the year prior to purchase.

UK & Sub-Saharan Africa
	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	390	6.6%	394	7.9%	3.5%	3.4%
Operating Profit	84	-6.6%	85	-5.5%
Adjusted Operating Profit	94	-1.7%	95	-0.5%
Adjusted Operating Margin	24.1%	-2.0%	24.1%	-2.0%

The region delivered a good trading performance against a challenging macro backdrop and strong prior year comparators, especially in the first half of the year. Performance in the mature UK market was supported by strong service innovation and a record performance from technician sales leads. Revenue for the region overall increased by 7.9% (3.5% Organic). Pest Control grew by 8.0%. Hygiene & Wellbeing increased by 7.7%, lapping COVID-boosted comparators in the medical waste business. There was a positive contribution from the recently acquired Urban Planters business, which supplies plants to retail properties, offices, and restaurants. This was accompanied by an improved performance year on year in the UK Property Care business despite the cooler property market.

Regional Adjusted Operating Profit decreased by 0.5% to £95m. Statutory Operating Profit was down 6.6% to £84m at AER. Adjusted Operating Margins decreased by 200bps to 24.1%. As previously stated, margin performance in the first half of the year was dampened by the anticipated reduction in COVID disinfection and related services, such as needle and PPE disposal, and the non-repeat of UK COVID credit note releases. However, these factors substantially fell away in H2. Cash performance has been strong in the year with debtor days finishing the year ahead of pre-COVID levels. Inflationary pressures have been significant, but the region's long-established pricing and margin management systems, process, and controls have delivered a price performance that mitigates these cost increases. These price increases have been delivered alongside a further improved customer retention rate of 86.9% (FY 22: 86.6%) and world class customer experience scores.  Colleague retention for the full year was up strongly to 83.3% (FY 22: 77.9%).

In the UK & SSA two business acquisitions, both in the Hygiene & Wellbeing category, were completed with annualised revenues of c.£18m in the year prior to purchase.

Asia & MENAT
	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	339	5.6%	357	11.2%	10.2%	7.1%
Operating Profit	33	40.3%	34	44.4%
Adjusted Operating Profit	45	0.3%	47	4.0%
Adjusted Operating Margin	13.3%	-0.8%	13.1%	-1.0%

The region delivered a good 2023 performance. Revenue rose by 11.2%, of which 10.2% was Organic, underpinned by contractual activity. Pricing was complemented with volume growth, as markets overall remained structurally supportive. The performance was led by the region's largest markets: India, Indonesia, Malaysia, and Singapore. Hong Kong continued to be challenged by a subdued economic environment, however there was a more positive contribution from China.

Adjusted Operating Profit in Asia increased 4.0% to £47m and Adjusted Operating Margin was down 100bps to 13.1%, lapping stronger COVID disinfection revenues. Operating Profit was up 40.3% to £33m at AER. Customer retention was 78.7% (FY 22: 81.3%). Regional operations have benefited from an increased colleague retention rate of 92.0% (FY 22: 86.1%), while the average time to fill vacancies has remained stable year on year. The region acquired seven businesses with total annualised revenues in the year prior to purchase of c.£8m.

Pacific

	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	249	10.0%	261	15.0%	6.8%	6.8%
Operating Profit	47	19.5%	49	24.9%
Adjusted Operating Profit	55	14.6%	57	19.8%
Adjusted Operating Margin	21.7%	0.9%	21.7%	0.9%

The Pacific region delivered an excellent full year performance. Revenue increased by 15.0% to £261m. Organic Revenue grew 6.8% as pricing was complemented with volume growth. Pest Control delivered 25.2% Revenue growth, with notable strength in commercial services. Good sales and customer retention were also evident in the Hygiene & Wellbeing business, where Revenue growth was 6.4%. The region saw good demand for Ambius services.

Adjusted Operating Profit in the Pacific grew strongly by 19.8% to £57m and Adjusted Operating Margins rose by 90bps to 21.7%, with year-on-year improvement across both Pest and Hygiene & Wellbeing categories, supported by effective mitigation of cost inflation. Operating Profit was up 19.5% to £47m at AER. The customer retention rate remained strong at 86.5% (FY 22: 88.8%). Colleague retention in the region has significantly improved to 77.5% (FY 22: 72.9%), despite continued tight labour markets. The region acquired 8 businesses with total annualised revenues in the year prior to purchase of c.£22m.

Category performance review

Pest Control

	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	4,286	59.2%	4,321	60.6%	4.5%	4.5%
Operating Profit	649	107.5%	632	102.1%
Adjusted Operating Profit	830	66.5%	828	66.7%
Adjusted Operating Margin	19.3%	0.8%	19.2%	0.7%

Our Pest Control business, now including Terminix, is the largest operator in both the US, the world's biggest pest control market, and the world. Overall, the business delivered good growth in the year, underpinned by the critical nature of its services. Revenue was up by 60.6% (4.5% Organic) to £4,321m. Performance has been supported by both pricing and volumes, led by the Commercial Pest Control business, which has a high proportion of contractual activity. Both Commercial and Residential Pest Control businesses have benefited from resilient customer retention rates. Adjusted Operating Profit was up by 66.7% to £828m, resulting in an Adjusted Operating Margin of 19.2%, up 70bps on the prior year, including a benefit from Terminix integration synergies of 130bps. Operating Profit was up by 107.5% to £649m at AER. For FY 23, Pest Control represented 80% of Group Revenue and 81% of Group Adjusted Operating Profit.

In 2023, new contracts for global accounts (multinational customers) were signed in the pharma and hotel, restaurant and catering sectors. Global Accounts now oversee revenues of over £100m. 91% of total revenues in the Pest Control category were delivered by Growth markets and 9% by Emerging markets.

M&A has continued to be strong this year, and we have acquired 34 pest control businesses in the period, with annualised revenues in the year prior to acquisition of c.£76m.

Hygiene & Wellbeing

	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	858	4.6%	866	5.4%	4.8%	2.4%
Disinfection	2.44	-88.1%	2.48	-87.9%
Operating Profit	149	-4.9%	151	-3.8%
Adjusted Operating Profit	157	-2.6%	161	-1.5%
Adjusted Operating Margin	18.4%	-1.4%	18.5%	-1.3%

Rentokil Initial offers a wide range of hygiene and wellbeing services. Inside the washroom we provide hand hygiene (soaps and driers), air care, in-cubicle (feminine hygiene units), no-touch products, and digital hygiene services. In addition to core washroom hygiene, we deliver specialist hygiene services such as clinical waste management. We're also improving the customer experience through premium scenting, plants, air quality monitoring, and green walls.

Hygiene & Wellbeing Revenue increased by 5.4% to £866m. In addition to supportive pricing, continued good levels of demand across service sectors such as offices, shops, schools, and hospitality supported performance. Organic Revenue growth was 4.8%. In 2023, COVID disinfection services generated £2m of revenues (FY 22: £21m) reducing category Organic Revenue growth by 240bps and Group Organic Revenue growth by 40bps. We see the main opportunities for future growth in our Hygiene & Wellbeing category as being core washrooms, premises hygiene, including air care, and enhanced environments. In 2023, Organic Revenue growth in core washrooms was 4.5%, while organic growth in premises hygiene and enhanced environments was 5.3%. Adjusted Operating Profit was down by 1.5% to £161m due to COVID-boosted prior year comparators in H1 (Operating Profit was down by 4.9% to £149m at AER). Adjusted Operating Margin was 18.5%.

We have acquired seven hygiene companies this year with annualised revenues of c.£30m in the year prior to purchase.

France Workwear
	2023AER£m	AERGrowth	2023CER£m	CERGrowth	OrganicGrowth exclDisinfection	OrganicGrowth inclDisinfection
Revenue	221	15.3%	217	13.2%	13.2%	13.2%
Operating Profit	37	23.9%	37	21.6%
Adjusted Operating Profit	39	25.9%	38	23.6%
Adjusted Operating Margin	17.5%	1.5%	17.5%	1.5%

Strong new business sales performance, including key account gains and upselling, resulted in another strong contribution from our France Workwear business, where Revenue, all of which was organic, rose by 13.2% to £217m. High customer retention of over 94% supported France Workwear's strong volumes. Inflation was successfully mitigated with price increases. Adjusted Operating Profit growth increased by 23.6%. Operating Profit was up 23.9% to £37m at AER.

Integration of Terminix

Strong progress on the integration; gross synergy target raised by $50m to $325m

The Terminix integration continues to make very good progress. We have completed the first phase of the integration and in 2023 we delivered $69m of net synergies, ahead of our target of $60m. Overall, we have delivered pre-tax net P&L cost synergies of $82m to date.

We have announced a second increase in the target for the total value of integration cost synergies from the integration of Terminix - the gross synergies target is increased by $50m to $325m and the net synergies target is increased by $25m to $225m. $106m gross and $40m net cost synergies are expected to be delivered in 2024.

The timetable for integration is now set to be completed in 2026, rather than 2025, in order to de-risk the branch integrations and achieve greater synergy targets.

Phase One (Foundations) Complete

Phase One of the integration completed at the end of 2023 and has delivered the foundations for success. Further to the Selling, General and Administrative (SG&A) initiatives, large integration pilots and initial branch co-locations communicated at the Interim Results, substantial headway continued to be made in H2, in preparation for the frontline route and branch integration that is set to commence mid 2024.

An additional 44 branch locations were exited in the second half of the year as part of the consolidation of the legacy network and co-location of colleagues. This brings the total number of branch locations exited since closing the deal to 108. With 11 new sites, there has been a net reduction in the branch network of 97 branches.

Strong progress was also made in effectively positioning HR and IT. These are key enablers of administrative and operational efficiencies to be gained from the overall integration plan, as well as critical levers for improving the colleague and customer experience.

Key HR initiatives realised in the year include:

●
Migration onto the Workday HR Information System (HRIS): 10,500 colleagues from the legacy Rentokil North America business have been transitioned from UKG to the Workday platform, completed in September 2023. This change to a single HR platform for reporting is crucial to aligning numerous business processes, including time tracking, payroll and performance management, and to enabling downstream initiatives, such as pay plan harmonisation and branch integrations.

●
Benefits Harmonisation: Following an in-depth review, we adopted best practices from across the combined organisation to update company policies, procedures and offerings. All activities were completed allowing for a singular Open Enrollment experience for our colleagues in November. A harmonised benefit platform is critical to the reduction of administrative complexity and ultimately colleague engagement. It ensures consistent application of benefit access and cost to all colleagues, increases efficiencies, and provides a single platform of communication.

●
Preparation for Harmonisation of Technician, Sales and Field Management Pay Plans: Both legacy organisations have had numerous different compensation plans for front-line and field management roles. Harmonisation for approximately 11,000 front-line colleagues, 2,500 sales colleagues and 550 field management roles are set to provide market competitive base salary and performance-based commission directly aligned to our strategic objectives. New positions have been defined in each area based on skills, experience, certifications and licenses, with corresponding fixed base salary and incentive levels. Pay plan design, which entailed impact analysis to mitigate colleague retention, has been largely completed. Implementation will take place in 2024 in a staged approach across regional markets.

There has been substantial work on IT systems and products. Google Apps have now been rolled out to 13,000 colleagues and there have been 71 foundation IT system enhancements. There have been important advances to the Group's digitally enabled products and processes, drawing on Best of Breed from across the organisation and with direct input from colleagues in the back office and field services. Key initiatives realised in the year include:

●
Customer Content Management (CCM) and Self-service Portal. These two transformational tools are now live in North America, delivering business benefits and improving the customer experience. The new residential portal, deployed already to 18 brands in the region, meets customer demand for a 24/7 personalised experience that includes bill payment, appointment scheduling and service recommendations. The portal also frees up valuable call agent time to handle more complex, high value interactions. Alongside this we have launched a refreshed CCM tool that better empowers our call agents with detailed customer tracking, a 360 view of the customer and guided workflows for consistency and best practice. The new CCM tool has delivered improvements in customer query resolution and new colleague training.

●
Enhanced Field Sales Tools. Valuable new features have been integrated to our 'Winning Formula' residential sales app, which is also being made available for the first time to our Terminix colleagues. The app follows the sales process end to end, from site inspection through to proposal and first appointment scheduling. Additionally, we've integrated the 'Trusted Advisor' process within our ServiceTrak app, further supporting service technicians to generate sales leads and upsell opportunities. This reflects a strategic focus on closer alignment between sales and service teams, enabled by technology.

●
Big Data Platform. The development of a data command centre brings the benefits of fast time access to big data and insights from multiple sources. It will allow for Terminix data to be integrated and increasingly provide actionable analytics from across our entire branch network. We also see exciting AI opportunities with predictive capabilities.

Phase Two

Following completion of Phase One of the integration programme in 2023, we have embarked on Phase Two - full preparedness for branch integrations. Phase Two is scheduled to be largely delivered in approximately the first six months of 2024, with a number of clearly defined legal, IT and operational goals, including:

●	A legal entity merger, critical to enabling branch integrations and unified contracts
●	Roll out of more than 100 IT system features leading up to the commencement of system migration
●	Migration to a single Procurement platform
●	Consolidation onto a unified Finance system, including consolidation to a single expenses and travel management system, followed by purchase card harmonisation
●	Migration of Terminix National Accounts to Rentokil's single customer management and billing platform
●	Combination of all heritage customer care agents onto a single unified communications platform
●	Completion and sign off on data migration and IT system architecture configuration

Throughout 2024 we will also continue to co-locate branches ahead of integration, with approximately an additional 75 properties to be exited during the year.

Phase Three

The next phase of our integration plan is focused on the migration of Terminix regions and branches. The first Terminix colleagues will begin to migrate onto standard systems, data and processes in mid 2024, with rerouting and technician pay plans introduced approximately three months later.

We have seven pest control Regions in the US and each integration will be executed over approximately 10 months from planning to rerouting. The first six to seven months will be used to develop a specific plan for the branches being integrated, based upon our best practice playbook. We anticipate that this will become increasingly standardised as Terminix markets use similar technologies and systems. The planning stage includes three test data migrations. This leads up to integration where the branch systems and data are migrated. There then follows a three-month period of evaluation leading up to the final part of the branch integration with branding, rerouting and technician pay plan and contracts being standardised as appropriate.

Phase Four

The fourth and final phase in 2026 onwards will see the final Terminix markets and branches complete their integrations.

This will mark the completion of the branch integration programme and the delivery of our new synergy target in 2026. Post integration, our ambition is to deliver Organic Revenue Growth in pest control services of 1.5x the market over the medium term.

Synergies and Approximate Phasing

There has been strong delivery on cost synergies in 2023 with $69m of pre-tax P&L net cost synergies achieved, ahead of the guided $60m. This takes the cumulative P&L benefit from net synergies to $82m since completion of the transaction.

Continued progress on delivery has validated our assumptions and given us heightened confidence in the overall opportunity, allowing us to increase our estimate of synergies achievable from the acquisition. We now expect to achieve approximately $325m of annual pre-tax gross cost synergies ($225m net cost synergies) by the end of 2026.
	2022	2023	2024	2025	2026	Cumulative
Selling, General and Admin Synergies	$15m	$73m	$77m	$20m	-	$185m
Field Ops	-	$16m	$29m	$55m	$40m	$140m
Gross Synergies	$15m	$89m	$106m	$75m	$40m	$325m
Investments	$(2)m	$(20)m	$(66)m	$(10)m	$(2)m	$(100)m
Net Synergies	$13m	$69m	$40m	$65m	$38m	$225m

CTA Cash	$40m	$92m	$85m	$28m	£5m	$250m

Investments relate to salary and benefits harmonisation, SHE, innovation centre, IT and branding, as well as additional SOX, audit and listing costs. They are expected to be incurred 100% in cash.

Total one-time cash cost to achieve synergies are expected to be c.$250m. Phasing of $131m in 2022-2023, $85m in 2024, $28m in 2025 and c.$5m in 2026. In addition to the $131m of cash synergies in 2022-2023, we also incurred non-cash costs to achieve of c.$42m relating to the impairment of the Terminix head office and share-based integration incentive costs.

Paragon Distribution Business

As part of the Terminix merger, Rentokil acquired a small product distribution business, Paragon, with revenue of c.$68m and profit of c.$4m in 2023. This business is largely dependent upon a single, partially exclusive supplier relationship, which will be discontinued with effect from 1 April 2024. As a consequence, the decision has been taken to close this business. North America regional Revenue and Adjusted Operating Profit in 2024 will be reduced by approximately $61m and $4m respectively.

Continued strength of Bolt-on M&A
We acquired 41 new businesses, comprising 34 in Pest Control and 7 in Hygiene & Wellbeing. A total consideration of c.£261m was agreed for these acquired businesses with total annualised revenues of c.£106m in the year prior to purchase. We have added 13 new businesses in North America during the period with c.£46m revenues acquired. This included the acquisition in the second half of the year of Action Pest Control, a Midwest provider ranking #62 on the Pest Control Technology Top 100 list. There was also a good performance in the Pacific region with 8 deals (annualised revenues of c.£22m), Asia and MENAT with 7 deals (annualised revenues of c.£8m), Europe (inc. LATAM) with 11 deals (annualised revenues of c.£12m) and 2 deals in the UK & SSA region (annualised revenues of c.£18m). In addition, the Group acquired a further 8% of the share capital of the Rentokil PCI business in India to take ownership to 65%. The Rentokil PCI business is already 100% consolidated in the Group accounts.

M&A remains central to our strategy for growth. We will continue to seek attractive bolt-on deals, both in Pest Control and Hygiene & Wellbeing, to build density in growth and emerging markets (Cities of the Future). Our pipeline of prospects remains strong and our current guidance on spend on M&A for FY 24 is c.£250m.

Employer of Choice (EOC)
Rentokil Initial is committed to being a world-class Employer of Choice, with colleague safety and the attraction, recruitment and retention of the best people from the widest possible pool of talent, being key business objectives globally.

In 2023, colleague retention increased globally by 4.7ppts to 84.2%. All Regions improved year on year. Our North American region increased colleague retention by 5.0ppts. This has been achieved through a wide-ranging programme including: the launch of a retention dashboard and manager training; monitoring for potential issues before escalation; additional mentoring resources; and an enhanced new hire and onboarding experience.

Our Career Plus app has seen continued success across Rentokil Initial and has been successfully launched in Terminix. The app provides colleagues with a tool to share job vacancies externally on social media and to view roles across the organisation, allowing them to seek out potential opportunities for progression or roles more suitable for their needs. In 2023, Career Plus delivered more than 20,000 job applications - 16,480 external and 5,719 from existing colleagues - with no advertising or recruitment fees.

In the second half of the year, the Company undertook Your Voice Counts (YVC), a global, confidential survey, which provides every colleague with the chance to give feedback on workplace culture, leadership, customer focus, development, and line manager performance. The survey is undertaken every two years and saw a 90% participation rate. We maintained our strong levels of engagement (79%, in line with the Global Company Norm) and enablement (83%, which was 5ppts ahead of the Global Company Norm). We received excellent feedback on the questions relating to Safety, Health, and Environment (SHE), 'My Manager' and Diversity, Equity and Inclusion. The survey results also demonstrated that colleagues support the Company's approach and focus on safety - a key ESG factor - which continues to be our highest performing category. Areas recognised for improvement as measured by the Global Company Norm include satisfaction with benefits and manager support for development.

Innovation and Technology
Digital innovation in pest control is necessary to meet the needs of an evolving world. We lead our industry in the use of digital technologies, and we are continuing to build this competitive advantage. Our smart technology is providing more remote monitoring solutions and increased transparency of data.

356,000 PestConnect devices, which offer 24/7 monitoring, are now operating in customers' premises. We have five countries where connected devices account for more than 10% of the commercial portfolio, including the Netherlands (38%) and France and the UK (both 23%). At the heart of our PestConnect system has been our award-winning RADAR device, and that accounts for around two thirds of connected units in customers' premises. In 2024 we will launch its replacement - called RADAR X - a new dual catch unit with enhancements not only for operational efficiency but also for sustainability. New research from our operations in the Netherlands and the UK shows us that PestConnect can typically resolve rodent infestations twice as fast as traditional non-connected pest control services. In 2024, we will begin the phased rollout of PestConnect in North America.

North America will also see the launch in H1 2024 of our proprietary EcoCatch fly control solution as well as the continued rollout of our Lumnia LED flying insect control range. Lumnia, which generates energy savings of up to 79%, has now sold 445,000 units worldwide since its launch in 2017.

In 2024 we will launch our first dedicated pest control innovation centre in the US based in Dallas, Texas which will focus on innovation and technology for the residential and termite sectors.

Management changes
The following management changes will take effect from 1 April 2024.

Alain Moffroid, currently Regional Management Director for Europe Region, will become Chief Commercial Officer. As part of this new role, Alain will lead the central Marketing and Innovation function, focusing on the end to end customer experience and service productivity. Fabrice Quinquenel, currently Managing Director, France, Nordics and Poland, will succeed Alain in the role of Regional Managing Director for Europe and will become a member of the Executive Leadership Team. Rachel Canham, currently Group General Counsel, will become Group General Counsel and Company Secretary. Gary Booker, Chief Marketing, Innovation and Strategy Officer, will be leaving the Company in mid-April to take up an external appointment.

Financial review

Central and regional overheads

Central and regional overheads of £121m (at CER and AER) were up £14m on the prior year (FY 22: £107m at CER and AER) driven by Terminix related central investments including higher share based payment charges for the larger combined organisation.

Restructuring costs

The Company reports restructuring costs within Adjusted Operating Profit. Costs associated with significant acquisitions are reported as one-off items and are excluded from Adjusted Operating Profit. Restructuring costs of £9m at CER (£7m at AER) were down £3m on the prior year (FY 22: £12m at CER and AER). They consisted mainly of costs in respect of initiatives focused on our North American and Argentinian transformation programmes.

Interest (at AER)

Adjusted interest of £141m at actual exchange rates was higher year on year, partly reflecting £86m of annualised interest charges relating to financing of the Terminix transaction, £15m of lease interest charges and a £7m offsetting reduction from the impacts of hyperinflation and net interest received. In the year, hyperinflation of £11m at AER in 2023 was £11m lower than the prior year (FY 22: £22m) due to devaluation of the Argentinian peso. Cash interest in FY 23 was £166m (FY 22: £39m) reflecting both higher interest on debt raised for the Terminix acquisition and the phasing of coupon payments annually in arrears.

In Appendix 1 we have shown a summary P&L interest table demonstrating how the components of our financing drive interest costs and incomes and the expected range for 2024 at average exchange rates. Changes in variable interest rates, exchange rates and CPI rates in hyper-inflationary economies during 2024 will impact the reporting of interest costs for 2024.

Tax

The income tax charge for the period at actual exchange rates was £112m on the reported profit before tax of £493m,  giving  an  effective  tax  rate  (ETR) of 22.7% (FY 22: 21.6%). The  Group's  ETR  before  amortisation  of  intangible assets (excluding computer software), one-off and adjusting items and the net interest adjustments for FY 23 was 23.8% (FY 22: 19.7%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (FY 22: 23.7%).

Net debt* and cash flow
£m at actual exchange rates	Year to Date
	2023 FY £m	2022 FY £m	Change £m
Adjusted Operating Profit	898	571	327
Depreciation	300	276	24
Other	30	12	18
Adjusted EBITDA	1,228	859	369
One-off and adjusting items (non-cash)	(11)	(77)	66
Working capital**	(47)	9	(56)
Movement on provisions	(56)	(12)	(44)
Capex - additions	(211)	(190)	(21)
Capex - disposals	14	5	9
Capital of lease payments and initial direct costs incurred	(151)	(104)	(47)
Interest	(166)	(39)	(127)
Tax	(100)	(77)	(23)
Free Cash Flow	500	374	126
Acquisitions	(242)	(1,018)	776
Disposal of companies and businesses	19	1	18
Dividends	(201)	(122)	(79)
Cost of issuing new shares	-	(16)	16
Cash impact of one-off and adjusting items	(107)	(59)	(48)
Other	(6)	-	(6)
Debt related cash flows
Cash outflow on settlement of debt related foreign exchange forward contracts	(3)	26	(29)
Net investment in term deposits	-	1	(1)
Proceeds from new debt	-	2,383	(2,383)
Debt repayments	-	(844)	844
Debt related cash flows	(3)	1,566	(1,569)

Net increase/(decrease) in cash and cash equivalents	(40)	726	(766)
Cash and cash equivalents at the beginning of the year	879	242	637
Exchange losses on cash and cash equivalents	(7)	(89)	82
Cash and cash equivalents at end of the financial year	832	879	(47)

Net increase/(decrease) in cash and cash equivalents	(40)	726	(766)
Debt related cash flows	3	(1,566)	1,569
IFRS 16 liability movement	3	(34)	37
Debt acquired	(1)	(946)	945
Bond interest accrual	(1)	(42)	41
Foreign exchange translation and other items	169	(132)	301
Increase in net debt	133	(1,994)	2,127
Opening net debt	(3,279)	(1,285)	(1,994)
Closing net debt	(3,146)	(3,279)	133

*Net debt is defined and explained in Note C2 to the Consolidated Financial Statements in the Annual Report 2023

**Excludes £20m of one-off and adjusting items flowing through working capital in 2023

Net cash flows from operating activities have risen by 22.8% to £737m in 2023. Free Cash Flow of £500m was £126m higher than in FY 22. Higher trading profits resulted from organic and acquisitive growth. Adjusted EBITDA was £1,228m, up 43.0% versus 2022. One-off and adjusting items (non-cash) of £11m inflow (FY 22: £77m) represent Terminix related one-time share incentive schemes and asset impairments.

The Group had a £47m working capital outflow in FY 23. Working capital was driven higher by revenue growth, predominantly in North America and Europe, across receivables and contract cost assets. Capital expenditure of £211m was incurred in the period (FY 22: £190m), reflecting a more normal pattern of spend post pandemic and the inclusion of Terminix capital expenditure. Lease payments were up 45.2%.

Cash interest payments of £166m were £127m higher than in the prior year, reflecting the timing of interest charge payments relating to financing of the Terminix transaction.

Cash tax payments for the period were £100m, an increase of £23m compared with the corresponding period last year. Adjusted Free Cash Flow Conversion was 89.4%.

Cash spend on current and prior year acquisitions was £242m, dividend payments were £201m and the cash impact of one-off and adjusting items was £107m (largely related to the Terminix acquisition). Foreign exchange translation and other items of £169m is primarily due to the weakening of the US Dollar against Sterling. Overall, this led to a change in net debt of £133m and closing net debt of £3,146m.

Going Concern

The Board continues to adopt the going concern basis in preparing the accounts on the basis that the Group's strong liquidity position and its demonstrated ability to manage the level of capital expenditure, dividends or expenditure on bolt-on acquisitions are sufficient to meet the Group's forecast funding needs, including those modelled in a severe but plausible downside case. Details of the scenarios modelled are explained in the Material Accounting Policies section of the Annual Report.

Funding

As at 31 December 2023, the Group had liquidity headroom in the region of £1,600m, including £785m ($1.0bn) of undrawn revolving credit facility (RCF), with a maturity date of October 2028. The net debt to Adjusted EBITDA ratio was 2.6x at 31 December 2023 (31 December 2022: 3.2x). The net debt to EBITDA ratio was 2.8x at 31 December 2023 (31 December 2022: 4.6x). In July 2023, S&P Global reaffirmed the Group's BBB investment grade credit rating; and in October 2023 the Group got a second rating (BBB with a stable outlook) from Fitch Ratings. The interest rate on approximately 81% of the Group's debt including leases is fixed. The Group has no debt maturities until November 2024.

Dividend

The Board is recommending a final dividend in respect of 2023 of 5.93p per share, payable to shareholders on the register at the close of business on 5th April 2024, to be paid on 15th May 2024. This equates to a full-year dividend of 8.68p per share, an increase of 15.0% compared to 2022. The last day for DRIP elections is 23rd April 2024.

Technical guidance update for FY 24

Expected P&L Outcomes

●	Restructuring costs: £5m; and One offs and Adjusting items excl. Terminix: c.£10m
●	Terminix integration Costs to Achieve*: c.$90m-$100m
●	Central and regional overheads, including Terminix related investments. £145m-£150m
●	P&L adjusted interest costs: c.£135m-£145m**, incl. £10m-£15m of hyperinflation (at AER)
●	Estimated Adjusted Effective Tax Rate: 25%-26%
●	Share of Profits from Associates: c.£8m-£10m
●	Impact of FX within range of -£25m to -£35m***
●	Intangibles amortisation: £175m-£185m
●	Due to closure of the Paragon distribution business, North America regional Revenue and Adjusted Operating Profit in 2024 will be reduced by approximately $61m and $4m respectively.

Expected Cash Outcomes

●	Overall one-off and adjusting items: c.£85m-£95m
●	Working Capital: c.£50m-£60m and c.£55m-£65m of provision payments
●	Capex excluding right of use (ROU) asset lease payments: £250m-£260m
●	Cash interest: c.£160m-£170m
●	Cash tax payments: £115m-£125m
●	Anticipated spend on M&A in 2024 of c.£250m

* Reported as one-off and adjusting items and excluded from Adjusted Operating Profit and Adjusted PBTA

** Interest costs will be impacted by refinancing decision taken around the maturity of the €400m bond with a maturity date of November 2024

*** Based on maintenance of current FX rates

Appendix 1 - Adjusted Interest Summary1
	Amount	Rate	Fixed/Floating	2023AER£m	2024AER£m
Bonds and swaps
EUR	400	0.95%	Fixed	-	-
EUR	500	0.88%	Fixed	-	-
EUR	600	0.50%	Fixed	-	-
EUR	850	3.88%	Fixed	15	15
EUR	600	4.38%	Fixed	23	23
GBP	400	5.00%	Fixed	20	20
Amortised Cost			Fixed	4	3
Swaps		3.53% (avg)	Fixed	42	40
Total	1,850			104	101
Term Loan
USD	700	5%-6%	Float	31	23

Lease Interest			Float	25	26
Other Interest			Float	18	23
Total Other				43	49

Finance Cost2				178	173

Interest received				(26)	(20)
Hyperinflation				(11)	(13)
Finance Income3				(37)	(33)

Adjusted Interest				141	140
Adjusting items
Amortisation of discount on legacy provisions2 Gain on hedge accounting recognised in finance income/cost3				11 (11)	10 -

2023 average FX rate for £/€: 1.1503 and £/$: 1.2441

1. For a full reconciliation of statutory interest measures to adjusted interest, please see non-IFRS measures section on page 16 below.

2. 2023 Finance Costs totalled £189m. See note 3.

3. 2023 Finance Income totalled £(48)m  See note 4.

Use of Non-IFRS Measures

Reconciliation of non-IFRS measures to the nearest IFRS measure
The Group uses a number of non-IFRS measures to present the financial performance of the business. These are not measures as defined under IFRS, but management believe that these measures provide valuable additional information for users of the Financial Statements, in order to better understand the underlying trading performance in the year from activities that will contribute to future performance. The Group's internal strategic planning process is also based on these measures and they are used for management incentive purposes. They should be viewed as complements to, and not replacements for, the comparable IFRS measures. Other companies may use similarly labelled measures which are calculated differently to the way the Group calculates them, which limits their usefulness as comparative measures. Accordingly, investors should not place undue reliance on these non-IFRS measures.

The following sets out an explanation and the reconciliation to the nearest IFRS measure for each non-IFRS measure.

Constant exchange rates (CER)
Given the international nature of the Group's operations, foreign exchange movements can have a significant impact on the reported results of the Group when they are translated into sterling (the presentation currency of the Group). In order to help understand the underlying trading performance of the business, revenue and profit measures are often presented at constant exchange rates. CER is calculated by translating current-year reported numbers at the full-year average exchange rates for the prior year. It is used to give management and other users of the accounts clearer comparability of underlying trading performance against the prior period by removing the effects of changes in foreign exchange rates. The major exchange rates used for 2023 are £/$ 1.2441 (2022: 1.2421) and £/€ 1.1503 (2022: 1.1717). Comparisons are with the year ended 31 December 2022 unless otherwise stated.

Organic Revenue Growth
Acquisitions are a core part of the Group's growth strategy. The Organic Revenue Growth measures (absolute and percentage) are used to help investors and management understand the underlying performance, positive or negative, of the business, by identifying Organic Revenue Growth excluding the impact of Acquired Revenue. This approach isolates changes in performance of the Group that take place under the Company's stewardship, whether favourable or unfavourable, and thereby reflects the potential benefits and risks associated with owning and managing a professional services business.

Organic Revenue Growth is calculated based on year-over-year revenue growth at CER to eliminate the effects of movements in foreign exchange rates.

Acquired Revenue represents a 12-month estimate of the increase in Group revenue from each business acquired. Acquired Revenue is calculated as: a) the revenue from the acquisition date to the year end in the year of acquisition in line with IFRS 3; and b) the pre-acquisition revenues from 1 January up to the acquisition date in the year of acquisition. The pre-acquisition revenue is based on the previously reported revenues of the acquired entity and is considered to be an estimate.

In the year a business is acquired, all of its revenue reported under a) above is classified as non-organic growth. In the subsequent first full financial year after acquisition, Organic Revenue Growth is calculated for each acquisition as the reported revenue less Acquired Revenue.

At a Group level, calculating Organic Revenue Growth therefore involves isolating and excluding from the total year-over-year revenue change: i) the impacts from foreign exchange rate changes, ii) the growth in revenues that have resulted from completed acquisitions in the current period, and iii) the estimate of pre-acquisition revenues from each business acquired. The sum of ii) and iii) is equal to the total Acquired Revenues for all acquisitions. The calculated Organic Revenue is expressed as a percentage of prior year revenue. Prior year revenue is not 'pro-forma' adjusted in the calculation, as any such estimated adjustments would have an immaterial impact..

If an acquisition is considered to be a material transaction, such as the Terminix acquisition in October 2022, the above calculation is amended in order to give a 'pro-forma' view of any Organic Revenue Growth for the full financial year in the year of acquisition, as if the acquisition had been part of the Group from the beginning of the prior year. The pro-forma calculation is completed using pre-acquisition revenues to normalise current and prior periods as shown in the table below. These revenue normalisations are considered estimates, and ensure that the potentially larger Organic Revenue Growth is measured over a denominator that includes the material acquisition. The same adjustments are made to our North America and Pest Control segment revenues for 2022 and 2023 as a result of the material Terminix acquisition.

While the management believes that the methodology used in the calculation of Organic Revenue is representative of the performance of the Group, the calculations may not be comparable to similarly labelled measures presented by other publicly traded companies in similar or other industries.

	North America £m	Europe (incl. LATAM) £m	UK & Sub-Saharan Africa £m	Asia & MENAT £m	Pacific£m	Central and regional£m	Total£m
2022 Revenue	1,849	941	365	321	227	11	3,714
Adjustment for Terminix pre-acquisition 2022 Revenue1	1,311	23	-	-	-	-	1,334
Normalised 2022 Revenue (base for Organic Revenue Growth percentage)	3,160	964	365	321	227	11	5,048
Revenue from 2023 acquisitions(at 2022 CER)2	33	7	15	6	14	-	75
Revenue from 2022 acquisitions(at 2022 CER)3	24	27	1	7	4	-	63
Organic Revenue Growth 2023(at 2022 CER)4	97	80	13	23	16	(1)	228
Exchange differences	(8)	3	(4)	(18)	(12)	-	(39)
2023 Revenue (at AER)	3,306	1,081	390	339	249	10	5,375
Organic Revenue Growth %	3.0%	8.3%	3.4%	7.1%	6.8%	(4.4)%	4.5%
Year-over-year change in disinfection revenue	(1)	(8)	-	(9)	-	-	(18)
Organic Revenue Growth excluding disinfection %	3.1%	9.2%	3.5%	10.2%	6.8%	(4.4)%	4.9%

1. The adjustment brings in 2022 pre-acquisition revenue back to the first day of the prior financial period for the acquired Terminix entities.

2. Revenue from completed acquisitions in the current period.

3. Revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4. Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2022.

	North America £m	Europe (incl. LATAM) £m	UK & Sub-Saharan Africa £m	Asia & MENAT £m	Pacific£m	Central and regional£m	Total£m
2021 Revenue	1,291	832	354	271	197	12	2,957
Adjustment for Terminix pre-acquisition 2021 Revenue1	1,412	33	-	-	-	-	1,445
Normalised 2021 Revenue (base for Organic Revenue Growth percentage)	2,703	865	354	271	197	12	4,402
Revenue from 2022 acquisitions (excluding Terminix) (at 2021 CER)2	15	38	-	6	7	-	66
Revenue from 2021 acquisitions(at 2021 CER)3	48	11	-	12	4	-	75
Organic Revenue Growth 2022(at 2021 CER)4	89	55	11	19	13	(1)	186
Exchange differences	305	(5)	-	13	6	-	319
Remove Terminix pre-acquisition 2022 Revenue (at AER)5	(1,311)	(23)	-	-	-	-	(1,334)
2022 Revenue (at AER)	1,849	941	365	321	227	11	3,714
Organic Revenue Growth %	3.2%	6.3%	3.1%	6.8%	7.5%	(11.9)%	4.2%
Year-over-year change in disinfection revenue	(61)	(21)	(6)	(7)	(1)	-	(96)
Organic Revenue Growth excluding disinfection %	5.7%	9.1%	4.9%	11.0%	7.9%	(11.9)%	6.6%

1.The adjustment brings all 12 months of 2021 pre-acquisition revenue for the acquired Terminix entities.

2.Revenue that has resulted from completed acquisitions in the current period.

3.Revenue from each business acquired by the Group in the previous financial year through to the 12-month anniversary of the Group's ownership.

4.Organic Revenue Growth includes Organic Revenue Growth for all entities in the Group as at 31 December 2021 and for Terminix in the period since acquisition on 12 October 2022.

5.Removal of the acquired entities of Terminix 2022 revenue pre-acquisition revenues at current-year exchange rates from the first day of the period to the anniversary of acquisition.

Adjusted expenses and profit measures
Adjusted expenses and profit measures are used to give investors and management a further understanding of the underlying profitability of the business over time by stripping out income and expenses that can distort results due to their size and nature. Adjusted profit measures are calculated by adding the following items back to the equivalent IFRS profit measure:

●	amortisation and impairment of intangible assets (excluding computer software);
●	one-off and adjusting items; and
●	net interest adjustments.

Intangible assets (such as customer lists and brands) are recognised on acquisition of businesses which, by their nature, can vary by size and amount each year. Capitalisation of innovation-related development costs will also vary from year to year. As a result, amortisation of intangibles is added back to assist with understanding the underlying trading performance of the business and to allow comparability across regions and categories (see table on page 35).

One-off and adjusting items are significant expenses or income that will have a distortive impact on the underlying profitability of the Group. Typical examples are costs related to the acquisition of businesses, gain or loss on disposal or closure of a business, material gains or losses on disposal of fixed assets, adjustments to legacy environmental liabilities, and payments or receipts as a result of legal disputes. An analysis of one-off and adjusting items is set out on the next page.

Net interest adjustments are other non-cash or one-off accounting gains and losses that can cause material fluctuations and distort understanding of the performance of the business, such as net interest on pension schemes and interest fair value adjustments.

Adjusted expenses are one-off and adjusting items, and Adjusted Interest. Adjusted profit measures used are Adjusted Operating Profit, Adjusted Profit Before and After Tax, and Adjusted EBITDA. Adjusted Earnings Per Share is also reported, derived from Adjusted Profit After Tax.

One-off and adjusting items
An analysis of one-off and adjusting items is set out below.

	One-off and adjusting items cost/(income) £m	One-off and adjusting items tax impact £m	One-off and adjusting items cash inflow/(outflow)£m
2021
Acquisition and integration costs	13	(1)	(12)
Terminix acquisition costs	6	-	(6)
Other	2	(1)	(9)
Total	21	(2)	(27)
2022
Acquisition and integration costs	5	(2)	(13)
Fees relating to Terminix acquisition	68	(4)	(38)
Terminix integration costs	62	(14)	(32)
UK pension scheme - return of surplus	-	-	22
Other	1	-	2
Total	136	(20)	(59)
2023
Acquisition and integration costs	13	(2)	(13)
Fees relating to Terminix acquisition	1	-	(25)
Terminix integration costs	81	(21)	(74)
Other	3	(1)	5
Total	98	(24)	(107)

Adjusted Interest
Adjusted Interest is calculated by adjusting the reported finance income and costs by net interest adjustments (amortisation of discount on legacy provisions, and foreign exchange and hedge accounting ineffectiveness).

	2023AER£m	2022AER£m
Finance cost	189	79
Finance income	(48)	(49)
Add back:
Amortisation of discount on legacy provisions	(11)	(3)
Foreign exchange and hedge accounting ineffectiveness	11	21
Adjusted Interest	141	48

Adjusted Operating Profit
Adjusted Operating Profit is calculated by adding back one-off and adjusting items, and amortisation and impairment of intangible assets to operating profit.

	2023£m	2022£m
Operating profit	625	317
Add back:
One-off and adjusting items	98	136
Amortisation and impairment of intangible assets1	175	118
Adjusted Operating Profit (at AER)	898	571
Effect of foreign exchange	(1)	-
Adjusted Operating Profit (at CER)	897	571

1. Excluding computer software.

Adjusted Profit Before and After Tax
Adjusted Profit Before Tax is calculated by adding back net interest adjustments, one-off and adjusting items, and amortisation and impairment of intangible assets to profit before tax. Adjusted Profit After Tax is calculated by adding back net interest adjustments, one-off and adjusting items, amortisation and impairment of intangible assets, and the tax effect on these adjustments to profit after tax.

	2023
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment of intangibles1 £m	Non-IFRS measures £m
Profit before income tax	493	-	98	175	766	Adjusted Profit Before Tax
Income tax expense	(112)	(2)	(24)	(44)	(182)	Tax on Adjusted Profit
Profit for the year	381	(2)	74	131	584	Adjusted ProfitAfter Tax

	2022
	IFRS measures £m	Net interest adjustments £m	One-off and adjusting items £m	Amortisation and impairment ofintangibles1 £m	Non-IFRS measures £m
Profit beforeincome tax	296	(18)	136	118	532	Adjusted ProfitBefore Tax
Income tax expense	(64)	3	(20)	(24)	(105)	Tax on Adjusted Profit
Profit for the year	232	(15)	116	94	427	Adjusted ProfitAfter Tax

1. Excluding computer software.

Adjusted EBITDA
Adjusted EBITDA is calculated by adding back finance income, finance cost, share of profit from associates net of tax, income tax expense, depreciation, one-off and adjusting items, and amortisation, impairment of intangible assets and other non-cash expenses to profit for the year.

	2023£m	2022£m
Profit for the year	381	232
Add back:
Finance income	(48)	(49)
Finance cost	189	79
Share of profit from associates net of tax	(9)	(9)
Income tax expense	112	64
Depreciation	300	276
Other non-cash expenses	30	12
One-off and adjusting items	98	136
Amortisation and impairment of intangible assets1	175	118
Adjusted EBITDA	1,228	859

1. Excluding computer software.

Adjusted Earnings Per Share
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the year, and is explained in Note 6 to the Financial Statements. Adjusted Earnings Per Share is calculated by dividing adjusted profit from continuing operations attributable to equity holders of the Company by the weighted average number of ordinary shares in issue and is shown below.

For Adjusted Diluted Earnings Per Share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares are explained in Note 6 to the Financial Statements.

	2023£m	2022£m
Profit attributable to equity holders of the Company	381	232
Add back:
Net interest adjustments	-	(18)
One-off and adjusting items	98	136
Amortisation and impairment of intangibles1	175	118
Tax on above items2	(70)	(41)
Adjusted profit attributable to equity holders of the Company	584	427

Weighted average number of ordinary shares in issue (million)	2,516	2,002
Adjustment for potentially dilutive shares (million)	11	12
Weighted average number of ordinary shares for diluted earnings per share (million)	2,527	2,014

Basic Adjusted Earnings Per Share	23.19p	21.34p
Diluted Adjusted Earnings Per Share	23.08p	21.22p

1. Excluding computer software.

2. The tax effect on add-backs is as follows: one-off and adjusting items £24m (2022: £20m); amortisation and impairment of intangibles £44m (2022: £25m); and, net interest adjustments £2m (2022: £(3)m).

Adjusted cash measures
The Group aims to generate sustainable cash flow in order to support its acquisition programme and to fund dividend payments to shareholders. Management considers that this is useful information for investors. Adjusted cash measures in use are Free Cash Flow, Adjusted Free Cash Flow, and Adjusted Free Cash Flow Conversion.

Free Cash Flow
Free Cash Flow is measured as net cash flows from operating activities, adjusted for cash flows related to the purchase and sale of property, plant, equipment and intangible assets, cash flows related to leased assets, cash flows related to one-off and adjusting items and dividends received from associates. These items are considered by management to be non-discretionary, as continued investment in these assets is required to support the day-to-day operations of the business. Free Cash Flow is used by management for incentive purposes and is a measure shared with and used by investors. A reconciliation of net cash flows from operating activities in the Consolidated Cash Flow Statement to Free Cash Flow is provided in the table below.

	2023£m	2022£m
Net cash flows from operating activities	737	600
Purchase of property, plant, and equipment	(167)	(153)
Purchase of intangible assets	(44)	(37)
Capital element of lease payments and initial direct costs incurred	(151)	(104)
Proceeds from sale of property, plant and equipment, and software	14	5
Cash impact of one-off and adjusting items	107	59
Dividends received from associates	4	4
Free Cash Flow	500	374

Adjusted Free Cash Flow and Adjusted Free Cash Flow Conversion
Adjusted Free Cash Flow Conversion is provided to demonstrate to investors the proportion of Adjusted Profit After Tax that is converted to cash. It is calculated by dividing Adjusted Free Cash Flow by Adjusted Profit After Tax, expressed as a percentage. Adjusted Free Cash Flow is measured as Free Cash Flow adjusted for product development additions and net investment hedge cash interest through Other Comprehensive Income. Product development additions are adjusted due to their variable size and non-underlying nature. Net investment hedge cash interest through Other Comprehensive Income is adjusted because the cash relates to an item that is not recognised in Adjusted Profit After Tax.

	2023£m	2022£m
Free Cash Flow	500	374
Product development additions	10	10
Net investment hedge cash interest through Other Comprehensive Income	12	8
Adjusted Free Cash Flow (a)	522	392
Adjusted Profit After Tax (b)	584	427
Adjusted Free Cash Flow Conversion (a/b)	89.4%	91.8%

The nearest IFRS-based equivalent measure to Adjusted Free Cash Flow Conversion would be Cash Conversion, which is shown in the table below to provide a comparison in the calculation. Cash Conversion is calculated as net cash flows from operating activities divided by profit attributable to equity holders of the Company, expressed as a percentage. Management considers that this is useful information for investors as it gives an indication of the quality of profits, and ability of the Group to turn profits into cash flows.

	2023£m	2022£m
Net cash flows from operating activities (a)	737	600
Profit attributable to equity holders of the Company (b)	381	232
Cash Conversion (a/b)	193.4%	258.6%

Adjusted Effective Tax Rate (Adjusted ETR)
Adjusted Effective Tax Rate is used to show investors and management the rate of tax applied to the Group's Adjusted Profit Before Tax. The measure is calculated by dividing Adjusted Income Tax Expense by Adjusted Profit Before Tax, expressed as a percentage.

	2023£m	2022£m
Income tax expense	112	64
Tax adjustments on:
Amortisation and impairment of intangible assets1	44	24
Net interest adjustments	2	(3)
One-off and adjusting items	24	20
Adjusted Income Tax Expense (a)	182	105
Adjusted Profit Before Tax (b)	766	532
Adjusted Effective Tax Rate (a/b)	23.8%	19.7%

1. Excluding computer software.

The Group's effective tax rate (ETR) for 2023 on reported profit before tax was 22.7% (2022: 21.6%). The Group's Adjusted ETR before amortisation of intangible assets (excluding computer software), one-off and adjusting items, and the net interest adjustments for 2023 was 23.8% (2022: 19.7%). This compares with a blended rate of tax for the countries in which the Group operates of 25.1% (2022: 23.7%). The Group's low tax rate in 2023 is primarily attributable to net prior-year tax credits of £12m (2022: £9m).

The Group's tax charge and Adjusted ETR will be influenced by the global mix and level of profits, changes in future tax rates and other tax legislation, foreign exchange rates, the utilisation of brought-forward tax losses on which no deferred tax asset has been recognised, the resolution of open issues with various tax authorities, acquisitions and disposals.

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended 31 December

	Note	2023 £m	2022 £m	2021 £m
Revenue	2	5,375	3,714	2,957
Operating expenses		(4,711)	(3,373)	(2,610)
Net impairment losses on financial assets		(39)	(24)	-
Operating profit		625	317	347
Finance income	4	48	49	4
Finance cost	3	(189)	(79)	(34)
Share of profit from associates net of tax		9	9	8
Profit before income tax		493	296	325
Income tax expense1	5	(112)	(64)	(62)
Profit for the year		381	232	263
Profit for the year attributable to:
Equity holders of the Company		381	232	263
Non-controlling interests		-	-	-
Other comprehensive income:
Items that are not reclassified subsequently to the income statement:
Remeasurement of net defined benefit liability		-	2	1

Items that may be reclassified subsequently to the income statement:
Net exchange adjustments offset in reserves		(352)	(232)	(18)
Net gain/(loss) on net investment hedge		109	(68)	15
Cost of hedging		9	(2)	(1)
Effective portion of changes in fair value of cash flow hedge		3	(6)	13
Tax related to items taken to other comprehensive income		6	11	2
Other comprehensive income for the year		(225)	(295)	12
Total comprehensive income for the year		156	(63)	275
Total comprehensive income for the year attributable to:
Equity holders of the Company		156	(63)	275
Non-controlling interests		-	-	-

Earnings per share attributable to the Company's equity holders:
Basic	6	15.14p	11.57p	14.16p
Diluted	6	15.07p	11.51p	14.10p

1. Taxation includes £106m (2022: £58m; 2021: £50m) in respect of overseas taxation.

All profit is from continuing operations.

Consolidated Balance Sheet

At 31 December

	Note	2023 £m	Retrospectively adjusted 20221 £m
Assets
Non-current assets
Intangible assets1	9	7,042	7,303
Property, plant and equipment	10	499	495
Right-of-use assets1		452	449
Investments in associated undertakings1		44	63
Other investments		21	23
Deferred tax assets		43	43
Contract costs1		224	215
Retirement benefit assets		3	3
Trade and other receivables		45	90
Derivative financial instruments		57	21
		8,430	8,705
Current assets
Other investments		1	1
Inventories		207	200
Trade and other receivables1		880	830
Current tax assets		33	36
Derivative financial instruments		14	-
Cash and cash equivalents	11	1,562	2,170
		2,697	3,237
Liabilities
Current liabilities
Trade and other payables1		(1,144)	(1,166)
Current tax liabilities		(48)	(60)
Provisions for liabilities and charges	17	(94)	(133)
Bank and other short-term borrowings1		(1,134)	(1,345)
Lease liabilities		(127)	(135)
Derivative financial instruments		(32)	-
		(2,579)	(2,839)
Net current assets		118	398
Non-current liabilities
Other payables1		(71)	(90)
Bank and other long-term borrowings		(3,153)	(3,574)
Lease liabilities1		(318)	(325)
Deferred tax liabilities1		(517)	(513)
Retirement benefit obligations	16	(28)	(30)
Provisions for liabilities and charges1	17	(357)	(381)
Derivative financial instruments		(16)	(92)
		(4,460)	(5,005)
Net assets		4,088	4,098
Equity
Capital and reserves attributable to the Company's equity holders
Share capital	18	25	25
Share premium		14	9
Other reserves		532	763
Retained earnings		3,518	3,302
		4,089	4,099
Non-controlling interests		(1)	(1)
Total equity		4,088	4,098
1. Goodwill, right-of-use assets, investments in associated undertakings, contract costs, accrued income, accruals, loans, long-term liabilities, lease liabilities, deferred tax liabilities, and provisions have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see note 8).

Consolidated Statement of Changes in Equity

For the year ended 31 December

	Attributable to equity holders of the Company
	Share capital £m	Share premium £m	Other reserves £m	Retained earnings £m	Non- controlling interests £m	Total equity £m
At 1 January 2021	18	7	(1,926)	3,031	1	1,131
Profit for the year	-	-	-	263	-	263
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(18)	-	-	(18)
Net gain on net investment hedge	-	-	15	-	-	15
Net gain on cash flow hedge1	-	-	13	-	-	13
Cost of hedging	-	-	(1)	-	-	(1)
Remeasurement of net defined benefit liability	-	-	-	1	-	1
Transfer between reserves	-	-	(10)	10	-	-
Tax related to items taken directly to other comprehensive income	-	-	-	2	-	2
Total comprehensive income for the year	-	-	(1)	276	-	275
Transactions with owners:
Shares issued in the year	1	-	-	(1)	-	-
Acquisition of non-controlling interests	-	-	-	(8)	(2)	(10)
Dividends paid to equity shareholders	-	-	-	(139)	-	(139)
Cost of equity-settled share-based payment plans	-	-	-	10	-	10
Tax related to items taken directly to equity	-	-	-	5	-	5
Movement in the carrying value of put options	-	-	-	(8)	-	(8)
At 31 December 2021	19	7	(1,927)	3,166	(1)	1,264
Profit for the year	-	-	-	232	-	232
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(232)	-	-	(232)
Net loss on net investment hedge	-	-	(68)	-	-	(68)
Net loss on cash flow hedge1	-	-	(6)	-	-	(6)
Cost of hedging	-	-	(2)	-	-	(2)
Remeasurement of net defined benefit liability	-	-	-	2	-	2
Tax related to items taken directly to other comprehensive income	-	-	-	11	-	11
Total comprehensive income for the year	-	-	(308)	245	-	(63)
Transactions with owners:
Shares issued in the year	6	-	-	-	-	6
Merger relief on acquisition of Terminix Global Holdings, Inc.	-	-	3,014	-	-	3,014
Gain on stock options	-	2	-	-	-	2
Cost of issuing new shares	-	-	(16)	-	-	(16)
Dividends paid to equity shareholders	-	-	-	(122)	-	(122)
Cost of equity-settled share-based payment plans	-	-	-	18	-	18
Tax related to items taken directly to equity	-	-	-	(2)	-	(2)
Movement in the carrying value of put options	-	-	-	(3)	-	(3)
At 31 December 2022	25	9	763	3,302	(1)	4,098
Adjustment on initial application of IFRS17	-	-	-	(1)	-	(1)
Adjusted balance as at 1 January 2023	25	9	763	3,301	(1)	4,097
Profit for the year	-	-	-	381	-	381
Other comprehensive income:
Net exchange adjustments offset in reserves	-	-	(352)	-	-	(352)
Net gain on net investment hedge	-	-	109	-	-	109
Net gain on cash flow hedge1	-	-	3	-	-	3
Cost of hedging	-	-	9	-	-	9
Tax related to items taken directly to other comprehensive income	-	-	-	6	-	6
Total comprehensive income for the year	-	-	(231)	387	-	156
Transactions with owners:
Gain on stock options	-	5	-	-	-	5
Dividends paid to equity shareholders	-	-	-	(201)	-	(201)
Cost of equity-settled share-based payment plans	-	-	-	27	-	27
Movement in the carrying value of put options	-	-	-	4	-	4
At 31 December 2023	25	14	532	3,518	(1)	4,088

1. £3m net gain (2022 £6m net loss; 2021: £13m net gain) on cash flow hedge includes £28m loss (2022: £137m gain; 2021: £15m loss) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £nil (2022: £118m gain; 2021: £nil) and reclassification to the income statement of £31m loss (2022: £25m gain; 2021: £28m loss) due to changes in foreign exchange rates.

Shares of £nil (2022: £nil; 2021: £nil) have been netted against retained earnings. This represents 13.0m (2022: 19.6m; 2021: 9.4m) shares held by the Rentokil Initial Employee Share Trust, which is not consolidated. The market value of these shares at 31 December 2023 was £57m (2022: £100m; 2021: £55m). Dividend income from, and voting rights on, the shares held by the Trust have been waived.

Analysis of other reserves

	Capital reduction reserve£m	Merger relief reserve £m	Legal reserve£m	Cash flow hedge reserve£m	Translation reserve£m	Cost of hedging£m	Total£m
At 1 January 2021	(1,723)	-	10	(4)	(208)	(1)	(1,926)
Net exchange adjustments offset in reserves	-	-	-	-	(18)	-	(18)
Net gain on net investment hedge	-	-	-	-	15	-	15
Net gain on cash flow hedge1	-	-	-	13	-	-	13
Transfer between reserves	-	-	(10)	-	-	-	(10)
Cost of hedging	-	-	-	-	-	(1)	(1)
Total other comprehensive income for the year	-	-	(10)	13	(3)	(1)	(1)
At 31 December 2021	(1,723)	-	-	9	(211)	(2)	(1,927)
Net exchange adjustments offset in reserves	-	-	-	-	(232)	-	(232)
Net loss on net investment hedge	-	-	-	-	(68)	-	(68)
Net loss on cash flow hedge1	-	-	-	(6)	-	-	(6)
Cost of hedging	-	-	-	-	-	(2)	(2)
Total other comprehensive income for the year	-	-	-	(6)	(300)	(2)	(308)
Transactions with owners:
Merger relief on acquisition of Terminix Global Holdings, Inc.	-	3,014	-	-	-	-	3,014
Cost of issuing new shares	-	(16)	-	-	-	-	(16)
At 31 December 2022	(1,723)	2,998	-	3	(511)	(4)	763
Net exchange adjustments offset in reserves	-	-	-	-	(352)	-	(352)
Net loss on net investment hedge	-	-	-	-	109	-	109
Net gain on cash flow hedge1	-	-	-	3	-	-	3
Cost of hedging	-	-	-	-	-	9	9
Total other comprehensive income for the year	-	-	-	3	(243)	9	(231)
At 31 December 2023	(1,723)	2,998	-	6	(754)	5	532

1. £3m net gain (2022 £6m net loss; 2021: £13m net gain) on cash flow hedge includes £28m loss (2022: £137m gain; 2021: £15m loss) from the effective portion of changes in fair value offset by reclassification to the cost of acquisition of £nil (2022: £118m gain; 2021: £nil) and reclassification to the income statement of £31m loss (2022: £25m gain; 2021: £28m loss) due to changes in foreign exchange rates.

The capital reduction reserve arose in 2005 as a result of the scheme of arrangement of Rentokil Initial 1927 plc, under section 425 of the Companies Act 1985, to introduce a new holding company, Rentokil Initial plc, and the subsequent reduction in capital approved by the High Court whereby the nominal value of each ordinary share was reduced from 100p to 1p.

The legal reserve represents amounts set aside in compliance with local laws in certain countries in which the Group operates. An assessment of this reserve was completed during 2021 and determined that these amounts are no longer required to be set aside. Accordingly, the balance of £10m was transferred back to the retained earnings reserve.

The excess of the fair value of shares issued to fund the acquisition of Terminix over their par value gave rise to a new reserve called a Merger Relief Reserve. Under section 612 of the Companies Act 2006, merger relief is available if certain circumstances are met when a business is acquired by issuing shares to replace already issued shares. This reserve is unrealised (and therefore not distributable), but it may become realised at a later date, for example on disposal of the investment to which it relates or on impairment of that investment (which may occur after payment of a dividend by the investment).

Consolidated Cash Flow Statement

For the year ended 31 December

	Note	2023£m	2022£m	2021£m
Cash flows from operating activities1
Operating profit		625	317	347
Adjustments for:
- Depreciation and impairment of property, plant and equipment		154	148	128
- Depreciation and impairment of leased assets		120	106	78
- Amortisation and impairment of intangible assets (excluding computer software		175	118	74
- Amortisation and impairment of computer software		26	22	17
- Other non-cash items		26	8	6
Changes in working capital (excluding the effects of acquisitions and exchange differences on consolidation):
- Inventories		(15)	(4)	(3)
- Contract costs		(19)	(10)	(5)
- Trade and other receivables		(29)	5	59
- Trade and other payables and provisions		(60)	6	(32)
Interest received		25	13	5
Interest paid2		(191)	(52)	(42)
Income tax paid		(100)	(77)	(69)
Net cash flows from operating activities		737	600	563
Cash flows from investing activities
Purchase of property, plant and equipment		(167)	(153)	(128)
Purchase of intangible assets		(44)	(37)	(32)
Proceeds from sale of property, plant and equipment		14	5	7
Acquisition of companies and businesses, net of cash acquired	8	(242)	(1,018)	(463)
Disposal of companies and businesses		-	1	-
Disposal of investment in associate		19	-	-
Dividends received from associates		4	4	4
Net change to cash flow from investment in term deposits		-	1	171
Net cash flows from investing activities		(416)	(1,197)	(441)
Cash flows from financing activities
Dividends paid to equity shareholders	7	(201)	(122)	(139)
Acquisition of shares from non-controlling interest		-	-	(9)
Capital element of lease payments		(157)	(104)	(88)
Cost of issuing new shares		-	(16)	-
Cash (outflow)/inflow on settlement of debt-related foreign exchange forward contracts		(3)	26	(19)
Proceeds from new debt		-	2,383	5
Debt repayments		-	(844)	(167)
Net cash flows from financing activities		(361)	1,323	(417)
Net (decrease)/increase in cash and cash equivalents		(40)	726	(295)
Cash and cash equivalents at beginning of year		879	242	551
Exchange losses on cash and cash equivalents		(7)	(89)	(14)
Cash and cash equivalents at end of the financial year	11	832	879	242

1. Cash flows from operating activities has been revised in 2023 to show a reconciliation from operating profit to net cash flows from operating activities - part of this reconciliation was previously shown in a separate table in the notes to the financial statements.

2. Interest paid includes the interest element of lease payments of £25m (2022: £10m; 2021: £6m).

Notes to the financial statements

1. Changes in accounting policies

Except as described below, the accounting policies applied in these Financial Statements are the same as those applied in the Group's Consolidated Financial Statements for the year ended 31 December 2022.

The Group has adopted the following new standards and amendments to standards, including any consequential amendments to other standards, with effect from 1 January 2023:

●	introduction of IFRS 17 Insurance contracts (for non-issuers);
●	amendments to IAS 8 Definition of accounting estimates;
●	amendments to IAS 1 Disclosure of accounting policies; and
●	amendments to IAS 12 Deferred tax.
The application of these amendments has had no material impact on the disclosures of the amounts recognised in the Group's Consolidated Financial Statements. Consequently, no adjustment has been made to the comparative financial information at 31 December 2022.

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for 31 December 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

Retrospective adjustments to prior year comparatives

In accordance with the requirements of IFRS 3 Business Combinations, 2022 comparative information has been retrospectively adjusted to show the effect of measurement period adjustments arising on the Terminix acquisition during 2023. Further details can be found in note 8.

2. Revenue recognition and operating segments

Revenue recognition
Revenue represents the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to be entitled. All revenue is considered revenue from contracts with customers as defined by IFRS 15, including job work and sales of goods. Under IFRS 15, revenue is recognised when a customer obtains control of goods or services in line with identifiable performance obligations. In the majority of cases the Group considers that the contracts it enters into are contracts for bundled services which are accounted for as a single performance obligation. Accordingly the majority of revenue across the Group is recognised on an output basis evenly over the course of the contract because the customer simultaneously receives and consumes the benefits provided by the Group's performance as it performs. Job work is short-term contract revenue whereby the period of service is typically less than one month in duration. The performance obligations linked to this revenue type are individual to each job due to their nature, with revenue being recognised at a point in time on completion. Where consumables are supplied separately from the service contract, revenue is recognised at the point the goods transfer.

The transaction price reported for all contracts is the price agreed in the contract and there are no material elements of variable consideration, financing component or non-cash consideration. The Group applies the practical expedient in paragraph 121 of IFRS 15 and does not disclose information about remaining performance obligations because the Group has a right to consideration from customers in an amount that corresponds directly with the value to the customer of the performance obligations completed to date.

Disaggregation of revenue into category, region and major type of revenue stream is shown below under segmental reporting.

Contract costs
Contract costs are mainly incremental costs of obtaining contracts (primarily sales commissions directly related to contracts obtained), and to a lesser extent costs to fulfil contracts which are not within the scope of other standards (mainly incremental costs of putting resources in place to fulfil contracts).

It is anticipated that these costs are recoverable over the life of the contract to which they relate. Accordingly, the Group capitalises them as contract costs and amortises them over the expected life of the contracts. Management takes a portfolio approach to recognising contract costs, and the expected length of contracts across the Group and associated amortisation periods are between three and seven years.

The contract costs recognised in the balance sheet at the period end amounted to £224m (2022 retrospectively adjusted: £215m; 2021: £75m). The amount of amortisation recognised in the period was £121m (2022: £39m; 2021: £30m) and impairment losses were £nil (2022: £nil; 2021: £nil).Applying the practical expedient in paragraph 94 of IFRS 15, the Group recognises the incremental costs of obtaining contracts as an expense when incurred if the amortisation period of the assets that the Group otherwise would have recognised is one year or less.

Contract liabilities
Contract liabilities relate to advance consideration received from customers where the performance obligations have yet to be satisfied. All opening balances have subsequently been satisfied in the year. In most business categories where revenue is recognised over time, customers are invoiced in advance or simultaneously with performance obligations being satisfied.

Segment reporting
Segmental information has been presented in accordance with IFRS 8 Operating Segments. The Group's operating segments are regions and this reflects the internal management reporting structures and the way information is reviewed by the chief operating decision maker (the Chief Executive). Each region is headed by a Regional Managing Director who reports directly to the Chief Executive and is a member of the Group's Executive Leadership Team responsible for the review of Group performance. The businesses within each operating segment operate in a number of different countries and sell services across three business segments.

The LATAM region is combined with Europe in the Group's segment reporting. It is the Group's smallest region and not considered reportable under the quantitative thresholds in IFRS 8. It is combined with Europe as they are similar with respect to economic characteristics, the nature of services provided, the type of customers, methods used to provide services, and language and cultural similarities.

Disaggregated revenue under IFRS 15 is the same as the segmental analysis below. Restructuring costs, one-off and adjusting items, amortisation and impairment of intangible assets (excluding computer software), and central and regional costs are presented at a Group level as they are not targeted or managed at reportable segment level. The basis of presentation is consistent with the information reviewed by internal management.

Revenue and profit from continuing operations

	Revenue 2023 £m	Revenue1 2022 £m	Revenue1 2021 £m	Operating profit 2022 £m	Operating profit1 2022 £m	Operating profit1 2021 £m
North America2
Pest Control	3,201	1,746	1,149	599	297	187
Hygiene & Wellbeing	105	103	142	18	18	29
	3,306	1,849	1,291	617	315	216
Europe (incl LATAM)
Pest Control	516	427	350	124	103	92
Hygiene & Wellbeing	344	322	316	52	53	54
France Workwear	221	192	166	39	31	17
	1,081	941	832	215	187	163
UK & Sub-Saharan Africa
Pest Control1	195	182	171	51	47	45
Hygiene & Wellbeing	195	183	183	43	48	49
	390	365	354	94	95	94
Asia & MENAT
Pest Control	250	231	187	34	34	25
Hygiene & Wellbeing	89	90	84	11	11	11
	339	321	271	45	45	36
Pacific
Pest Control	124	104	90	22	16	14
Hygiene & Wellbeing	125	123	107	33	32	25
	249	227	197	55	48	39
Central and regional overheads	10	11	12	(121)	(107)	(96)
Restructuring costs	-	-	-	(7)	(12)	(10)
Revenue and Adjusted Operating Profit	5,375	3,714	2,957	898	571	442
One-off and adjusting items				(98)	(136)	(21)
Amortisation and impairment of intangible assets3				(175)	(118)	(74)
Operating Profit				625	317	347

1. Central and regional overheads revenue relates to the wholesale of metalwork and consumables including hygiene and pest control products. It is managed centrally rather than in any region. During 2023, internal management reporting structures changed and revenue and profit have been represented for 2022 and 2021 under the new structure. As a result of this change revenue of £5m and operating profit of £1m was moved from UK & Sub-Saharan Africa - Pest Control to central and regional overheads for each year..

2. During 2023 there were impairment losses recognised in North America related to ROU assets of £nil (2022: £17m; 2021: £nil) and related to property, plant and equipment of £nil (2022: £8m; 2021: £nil).

3. Excluding computer software.

Other segment items included in the consolidated income statement are as follows:

	Amortisation and impairment of intangibles1 2023 £m	Amortisation and impairment of intangibles1 2022 £m	Amortisation and impairment of intangibles1 2021 £m
North America	118	59	34
Europe (incl. LATAM)	24	29	14
UK & Sub-Saharan Africa	8	-	9
Asia & MENAT	11	20	7
Pacific	6	4	4
Central and regional	8	6	6
Total	175	118	74
Tax effect	(44)	(25)	(18)
Total after tax effect	131	93	56

1. Excluding computer software.

3. Finance cost

	2023 £m	2022 £m	2021 £m
Hedged interest payable on medium-term notes issued1	61	39	10
Interest payable on bank loans and overdrafts1	42	5	3
Interest payable on RCF1	3	1	1
Interest payable on foreign exchange swaps2	44	19	14
Interest payable on leases	25	10	6
Amortisation of discount on provisions	14	3	-
Fair value loss on hedge ineffectiveness	-	2	-
Total finance cost	189	79	34

1. Interest expense on financial liabilities held at amortised cost.

2. Interest payable on foreign exchange swaps including coupon interest payable for the year was £55m (2022: £26m). £12m has been reported in other comprehensive income due to hedge accounting (2022: £8m).

4. Finance income

	2023 £m	2022 £m	2021 £m
Bank interest received	25	5	1
Fair value gain on hedge ineffectiveness	1	22	-
Foreign exchange gain on translation of foreign assets/liabilities	11	-	-
Hyperinflation accounting adjustment	11	22	3
Total finance income	48	49	4

5. Income tax expense

Analysis of charge in the year:

	2023 £m	2022 £m	2021 £m
Current tax expense	94	76	57
Adjustment in respect of previous periods	(8)	2	(3)
Total current tax	86	78	54
Deferred tax expense/(credit)	30	(3)	21
Deferred tax adjustment in respect of previous periods	(4)	(11)	(13)
Total deferred tax	26	(14)	8
Total income tax expense	112	64	62

The income tax expense for the period comprises both current and deferred tax. Current tax expense represents the amount payable on this year's taxable profits and any adjustment relating to prior years. Deferred tax is an accounting adjustment to provide for tax that is expected to arise in the future due to differences between accounting and tax bases. Deferred tax is determined using tax rates that are expected to apply when the timing difference reverses based on tax rates which are enacted or substantively enacted at the balance sheet date. Tax is recognised in the income statement, except to the extent that it relates to items recognised in other comprehensive income or equity. In this case the tax is also recognised in other comprehensive income or equity as appropriate.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group's subsidiaries and associates operate and generate taxable income.

Deferred income tax is provided on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements. The following temporary differences are not provided for: the initial recognition of goodwill; the initial recognition of assets or liabilities in transactions other than a business combination that at the time of the transactions affect neither the accounting nor taxable profit or loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred income tax is determined using tax rates (and laws) that have been enacted (or substantively enacted) at the balance sheet date, and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled. Deferred tax balances are not discounted.

Deferred tax assets and liabilities are offset against each other when the timing differences relate to income taxes levied by the same tax authority on an entity or different entities which are part of a tax consolidation and there would be the intention to settle on a net basis.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised. The amount of deferred tax assets recognised at each balance sheet date is adjusted to reflect changes in management's assessment of future taxable profits that will enable the tax losses to be recovered. In recognising the deferred tax asset in respect of losses, management has estimated the quantum of future taxable profits over the next ten years as this is the period over which it is considered that profits can be reasonably estimated.

A deferred tax asset of £38m has been recognised in respect of losses (2022: £23m), of which £28m (2022: £18m) relates to UK losses carried forward at 31 December 2023. This amount has been calculated by estimating the future UK taxable profits, against which the UK tax losses will be utilised, progressively risk weighted, and applying the tax rates (substantively enacted as at the balance sheet date) applicable for each year. Remaining UK tax losses of £34m (2022: £120m) have not been recognised as at 31 December 2023 as it is not considered probable that future taxable profits will be available against which the tax losses can be offset. Deferred tax assets are expected to be substantially utilised in the next 10 years.

At the balance sheet date the Group had tax losses of £169m (2022: £230m) on which no deferred tax asset is recognised because it is not considered probable that future taxable profits will be available in certain jurisdictions to be able to benefit from those tax losses. Of the losses, £95m (2022: £74m) will expire at various dates between 2024 and 2040.

The cash tax paid for the year was £100m (2022: £77m, 2021: £69m). The cash tax paid is expected to increase in future periods due to the acquisition of Terminix.

6. Earnings per share

Basic earnings per share is calculated by dividing the profit after tax attributable to equity holders of the Company by the weighted average number of shares in issue during the year, excluding those held in the Rentokil Initial Employee Share Trust (see note at the bottom of the Consolidated Statement of Changes in Equity) which are treated as cancelled, and including share options for which all conditions have been met.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to include all potential dilutive ordinary shares. The Group's potentially dilutive ordinary shares relate to the contingent issuable shares under the Group's long-term incentive plans (LTIPs) to the extent that the performance conditions have been met at the end of the period. These share options are issued for nil consideration to employees if performance conditions are met.

For the calculation of diluted earnings per share, 18,422 share options were anti-dilutive and not included in the calculation of the dilutive effect as at 31 December 2023 (31 December 2022: 1,290,294; 31 December 2021: nil).

Details of the calculation of earnings per share are set out below:

	2023 £m	2022 £m	2021 £m
Profit attributable to equity holders of the Company	381	232	263

Weighted average number of ordinary shares in issue (million)	2,516	2,002	1,858
Adjustment for potentially dilutive shares (million)	11	12	8
Weighted average number of ordinary shares for diluted earnings per share (million)	2,527	2,014	1,866

Basic earnings per share	15.14p	11.57p	14.16p
Diluted earnings per share	15.07p	11.51p	14.10p

7. Dividends

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's Financial Statements in the period in which the dividends are approved by the Company's shareholders. Interim dividends are recognised when paid.

	2023 £m	2022 £m	2021 £m
2020 final dividend paid - 5.41p per share	-	-	100
2021 interim dividend paid - 2.09p per share	-	-	39
2021 final dividend paid - 4.30p per share	-	80	-
2022 interim dividend paid - 2.40p per share	-	42	-
2022 final dividend paid - 5.15p per share	131	-	-
2023 interim dividend paid - 2.75p per share	70	-	-
Total	201	122	139

An interim dividend of 2.75p per share was paid on 11 September 2023 amounting to £70m. A final dividend in respect of 2023 of 5.93p per share is to be proposed at the Annual General Meeting on 8 May 2024.

The aggregate amount of the proposed dividend to be paid out of retained earnings at 31 December 2023, but not recognised as a liability at year end, is £150m (2022: £130m; 2021: £80m).

8. Business combinations

During the year the Group purchased 100% of the share capital or trade and assets of 41 companies and businesses (2022: 53). The total consideration in respect of these acquisitions was £261m (2022: £4,369m) and the cash outflow from current and past period acquisitions net of cash acquired, was £242m (2022: £1,018m).

During the year, measurement period adjustments have been made in relation to the Terminix acquisition. These have been reflected as a retrospective adjustment of 2022 comparatives in accordance with IFRS 3 as follows:

	As reported £m	Measurement period adjustment £m	Retrospectively adjusted £m
Non-current assets
- Intangible assets	2,027	-	2,027
- Property, plant and equipment1	249	(5)	244
- Other non-current assets	143	47	190
Current assets	701	(3)	698
Current liabilities	(311)	(5)	(316)
Non-current liabilities	(1,875)	(18)	(1,893)
Net assets acquired	934	16	950
Goodwill	3,176	(16)	3,160

1. Includes ROU assets

Goodwill on all acquisitions represents the synergies and other benefits expected to be realised from integrating acquired businesses into the Group, such as improved route density, expansion in use of best-in-class digital tools and back office synergies. Details of goodwill and the fair value of net assets acquired in the year are as follows:

	Total 2023 £m	Terminix Global Holdings, Inc.1 2022 £m	Individually immaterial acquisitions 2022 £m	Retrospectively adjusted Total1 2022 £m
Purchase consideration
- Cash paid	203	1,087	214	1,301
- Deferred and contingent consideration	58	-	45	45
- Equity interests	-	3,023	-	3,023
Total purchase consideration	261	4,110	259	4,369
Fair value of net assets acquired1	(88)	(950)	(87)	(1,037)
Goodwill from current-year acquisitions1	173	3,160	172	3,332
Goodwill expected to be deductible for tax purposes	76	-	60	60

1. Goodwill (decrease £16m), contract costs (increase £36m), investments in associates (increase £11m), ROU assets (decrease £5m), provisions (increase £24m), lease liabilities (decrease £8m), loans (decrease £11m), long-term liabilities (increase £11m), deferred tax liabilities (increase £2m), accrued income (decrease £3m) and accruals (increase £5m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

Deferred consideration of £15m and contingent consideration of £43m are payable in respect of the above acquisitions (2022: £22m and £23m respectively). Contingent consideration is payable based on a variety of conditions including revenue and profit targets being met. Amounts for both deferred and contingent consideration are payable over the next five years. The Group has recognised contingent and deferred consideration based on fair value at the acquisition date. A range of outcomes for contingent consideration payments cannot be estimated due to the variety of performance conditions and the volume of businesses the Group acquires. During the year there were releases of contingent consideration liabilities not paid of £nil (2022: £10m).

The fair values7 of assets and liabilities arising from acquisitions in the year are as follows:

	Total 2023 £m	Terminix Global Holdings, Inc.1 2022 £m	Individually immaterial acquisitions 2022 £m	Retrospectively adjusted Total1 2022 £m
Non-current assets
- Intangible assets2	80	2,027	74	2,101
- Property, plant and equipment3	12	244	14	258
- Other non-current assets	-	190	-	190
Current assets4	22	698	28	726
Current liabilities5	(12)	(316)	(11)	(327)
Non-current liabilities6	(14)	(1,893)	(18)	(1,911)
Net assets acquired	88	950	87	1,037

1. Contract costs (increase £36m), investments in associates (increase £11m), ROU assets (decrease £5m), provisions (increase £24m), lease liabilities (decrease £8m), loans (decrease £11m), long-term liabilities (increase £11m), deferred tax liabilities (increase £2m), accrued income (decrease £3m) and accruals (increase £5m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

2. Includes £69m (2022: £778m) of customer lists, £nil (2022: £1,292m) of indefinite-lived brands and £11m (2022: £31m) of other intangibles.

3. Includes £1m (2022: £195m) of right-of-use assets.

4. Includes cash acquired of £8m (2022: £322m), inventory of £2m (2022: £48m) and trade and other receivables of £12m (2022: £357m).

5. Includes trade and other payables of £10m (2022: £326m).

6. Includes £12m of deferred tax liabilities relating to acquired intangibles (2022: £447m), £nil of debt that was acquired with the Terminix business and repaid in November 2022 (2022: £749m), lease liabilities of £1m (2022: £207m), termite damage claims provisions of £nil (2022: £353m) and other provisions of £1m (2022: £144m).

7. The fair values of assets and liabilities from acquisitions in the current year will be finalised in the 2024 Financial Statements. These fair values are provisional as the acquisition accounting has not yet been finalised, primarily due to the proximity of many acquisitions to the year end.

The cash outflow from current and past acquisitions is as follows:

	Total 2023 £m	Terminix Global Holdings, Inc. 2022 £m	Individually immaterial acquisitions 2022 £m	Retrospectively adjusted Total 2022 £m
Total purchase consideration	261	4,110	259	4,369
Equity interests	-	(3,023)	-	(3,023)
Consideration payable in future periods	(58)	-	(45)	(45)
Purchase consideration paid in cash	203	1,087	214	1,301
Cash and cash equivalents in acquired companies and businesses	(8)	(313)	(9)	(322)
Cash outflow on current period acquisitions	195	774	205	979
Deferred and contingent consideration paid	47	-	39	39
Cash outflow on current and past acquisitions	242	774	244	1,018

From the dates of acquisition to 31 December 2023, new acquisitions contributed £75m to revenue and £10m to operating profit (2022: £422m and £3m respectively).

If the acquisitions had occurred on 1 January 2023, the revenue and operating profit of the combined Group would have amounted to £5,414m and £628m respectively (2022: £5,109m and £444m respectively).

9. Intangible assets

A breakdown of intangible assets is as shown below:

	Goodwill1 £m	Customer lists £m	Indefinite-lived brands £m	Other intangibles £m	Product development £m	Computer software £m	Total1 £m
Cost
At 1 January 2022	1,888	876	-	67	46	163	3,040
Exchange differences	(72)	(5)	(107)	2	(1)	6	(177)
Additions	-	-	-	-	10	27	37
Disposals/retirements	-	(180)	-	(12)	-	(1)	(193)
Acquisition of companies and businesses¹	3,336	779	1,292	23	-	11	5,441
Hyperinflationary adjustment	14	3	-	1	-	-	18
Disposal of companies and businesses	(1)	-	-	-	-	-	(1)
At 31 December 2022 (retrospectively adjusted)	5,165	1,473	1,185	81	55	206	8,165
Exchange differences	(269)	(70)	(58)	(5)	-	(3)	(405)
Additions	-	-	-	-	10	34	44
Disposals/retirements	(2)	(15)	-	(12)	-	(8)	(37)
Acquisition of companies and businesses	172	69	-	11	-	-	252
Hyperinflationary adjustment	14	3	-	1	-	-	18
At 31 December 2023	5,080	1,460	1,127	76	65	229	8,037
Accumulated amortisation and impairment
At 1 January 2022	(44)	(635)	-	(48)	(32)	(117)	(876)
Exchange differences	1	(31)	-	(2)	-	(5)	(37)
Disposals/retirements	-	179	-	12	-	1	192
Hyperinflationary adjustment	-	(1)	-	-	-	-	(1)
Impairment charge	(22)	-	-	-	-	-	(22)
Amortisation charge	-	(85)	-	(6)	(5)	(22)	(118)
At 31 December 2022	(65)	(573)	-	(44)	(37)	(143)	(862)
Exchange differences	12	26	-	2	-	3	43
Disposals/retirements	2	15	-	12	-	7	36
Hyperinflationary adjustment	(10)	(1)	-	-	-	-	(11)
Impairment charge	(3)	(1)	-	-	-	-	(4)
Amortisation charge	-	(155)	-	(9)	(7)	(26)	(197)
At 31 December 2023	(64)	(689)	-	(39)	(44)	(159)	(995)
Net book value
At 1 January 2022	1,844	241	-	19	14	46	2,164
At 31 December 20221	5,100	900	1,185	37	18	63	7,303
At 31 December 2023	5,016	771	1,127	37	21	70	7,042

1. Goodwill has been retrospectively adjusted by a decrease of £16m in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see note 8).

10. Property, plant and equipment

A breakdown of property, plant and equipment is shown below:

	Land and buildings £m	Service contract equipment £m	Other plant and equipment £m	Vehicles and office equipment £m	Total £m
Cost
At 1 January 2022	87	518	188	210	1,003
Exchange differences	5	27	11	15	58
Additions	7	112	19	19	157
Disposals	(1)	(72)	(7)	(27)	(107)
Acquisition of companies and businesses	29	2	4	30	65
Reclassification from IFRS 16 ROU assets1	-	-	-	8	8
At 31 December 2022	127	587	215	255	1,184
Exchange differences	(7)	(20)	(5)	(15)	(47)
Additions	7	123	14	23	167
Disposals	(9)	(77)	(9)	(25)	(120)
Acquisition of companies and businesses	-	1	1	8	10
Hyperinflationary adjustment	4	-	-	1	5
Reclassification from IFRS 16 ROU assets1	-	-	-	8	8
At 31 December 2023	122	614	216	255	1,207
Accumulated depreciation and impairment
At 1 January 2022	(31)	(314)	(135)	(125)	(605)
Exchange differences	(3)	(18)	(8)	(11)	(40)
Disposals	1	72	6	25	104
Impairment charge	(8)	-	-	-	(8)
Depreciation charge	(3)	(96)	(14)	(27)	(140)
At 31 December 2022	(44)	(356)	(151)	(138)	(689)
Exchange differences	2	14	5	7	28
Disposals	4	75	8	22	109
Hyperinflationary adjustment	(1)	-	-	(1)	(2)
Depreciation charge	(5)	(102)	(15)	(32)	(154)
At 31 December 2023	(44)	(369)	(153)	(142)	(708)
Net book value
At 1 January 2022	56	204	53	85	398
At 31 December 2022	83	231	64	117	495
At 31 December 2023	78	245	63	113	499

1. Certain leased assets become owned assets at the end of their lease period and are therefore reclassified from ROU assets.

11. Cash and cash equivalents

Cash and cash equivalents include cash in hand, short-term bank deposits and other short-term highly liquid investments with original maturities of three months or less (and subject to insignificant changes in value). In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Cash at bank and in hand includes £15m (2022: £13m) of restricted cash. This cash is held in respect of specific contracts and can only be utilised in line with terms under the contractual arrangements.

Cash at bank and in hand also includes £70m (2022: £69m) of cash held in countries with foreign exchange regulations. This cash is repatriated to the UK where possible, if not required for operational purposes in country.

Fair value is equal to carrying value for all cash and cash equivalents.

	Gross amounts 2023 £m	Gross amounts 2022 £m
Cash at bank and in hand	1,080	1,713
Money market funds	153	236
Short-term bank deposits	329	221
Cash and cash equivalents in the Consolidated Balance Sheet	1,562	2,170
Bank overdraft	(730)	(1,291)
Cash and cash equivalents in the Consolidated Cash Flow Statement	832	879

12. Reconciliation of net changes in cash and cash equivalents to net debt

Reconciliation of net change in cash and cash equivalents to net debt:

	Opening 2023 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions) £m	Non-cash (foreign exchange and other) £m	Closing 2023 £m
Bank and other short-term borrowings	(1,345)	664	(106)	(347)	(1,134)
Bank and other long-term borrowings	(3,574)	-	-	421	(3,153)
Lease liabilities	(460)	182	(162)	(5)	(445)
Other investments	1	-	-	-	1
Fair value of debt-related derivatives	(71)	39	(1)	56	23
Gross debt	(5,449)	885	(269)	125	(4,708)
Cash and cash equivalents in the Consolidated Balance Sheet	2,170	(601)	-	(7)	1,562
Net debt	(3,279)	284	(269)	118	(3,146)

	Opening 2022 £m	Cash flows £m	Non-cash (fair value changes, accruals and acquisitions)1 £m	Non-cash (foreign exchange and other) 1 £m	Closing 2022 1 £m
Bank and other short-term borrowings1	(459)	(121)	(762)	(3)	(1,345)
Bank and other long-term borrowings	(1,256)	(2,257)	-	(61)	(3,574)
Lease liabilities1	(217)	114	(217)	(140)	(460)
Other investments	1	-	-	-	1
Fair value of debt-related derivatives	(22)	(7)	19	(61)	(71)
Gross debt1 (retrospectively adjusted)	(1,953)	(2,271)	(960)	(265)	(5,449)
Cash and cash equivalents in the Consolidated Balance Sheet	668	1,591	-	(89)	2,170
Net debt1 (retrospectively adjusted)	(1,285)	(680)	(960)	(354)	(3,279)

1. Bank and other short-term borrowings (decrease £9m) and lease liabilities (decrease £7m) have been retrospectively adjusted in 2022, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition (see note 8).

13. Fair value estimation

All financial instruments held at fair value are classified by reference to the source of inputs used to derive the fair value. The following hierarchy is used:

Level 1	- unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	- inputs other than quoted prices that are observable for the asset or liability either directly as prices or indirectly through modelling based on prices; and
Level 3	- inputs for the asset or liability that are not based on observable market data.

Financial instrument	Hierarchy level	Valuation method
Financial assets traded in active markets	1	Current bid price
Financial liabilities traded in active markets	1	Current ask price
Listed bonds	1	Quoted market prices
Money market funds	1	Quoted market prices
Interest rate/currency swaps	2	Discounted cash flow based on market swap rates
Forward foreign exchange contracts	2	Forward exchange market rates
Borrowings not traded in active markets (term loans and uncommitted facilities)	2	Nominal value
Money market deposits	2	Nominal value
Trade payables and receivables	2	Nominal value less estimated credit adjustments
Contingent consideration (including put option liability)	3	Discounted cash flow using WACC

14. Analysis of bank and bond debt

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are classified as current liabilities unless the Group has a continuing right to defer settlement of the liability for at least 12 months after the balance sheet date.

The Group's bank debt comprises:

	Facility amount 2023 £m	Drawn at year end 2023 £m	Headroom 2023 £m	Interest rate at year end 2023%
Non-current
$700m term loan due October 2025	550	550	-	5.94
$1.0bn RCF due October 2028	785	-	785	0.14

	Facility amount 2022 £m	Drawn at year end 2022 £m	Headroom 2022 £m	Interest rate at year end 2022%
Non-current
$700m term loan due October 2025	579	579	-	4.9
$1.0bn RCF due October 2028	827	-	827	0.14

The RCF was undrawn throughout 2022 and 2023.

Medium-term notes and bond debt comprises:

	Bond interest coupon 2023	Effective hedged interest rate 2023	Bond interest coupon 2022	Effective hedged interest rate 2022
Current
€400m bond due November 2024	Fixed 0.950%	Fixed 3.60%	Fixed 0.950%	Fixed 3.08%
Non-current
€500m bond due May 2026	Fixed 0.875%	Fixed 2.80%	Fixed 0.875%	Fixed 1.78%
€850m bond due June 2027	Fixed 3.875%	Fixed 5.01%	Fixed 3.875%	Fixed 3.98%
€600m bond due October 2028	Fixed 0.500%	Fixed 2.23%	Fixed 0.500%	Fixed 1.30%
€600m bond due June 2030	Fixed 4.375%	Fixed 4.48%	Fixed 4.375%	Fixed 4.38%
£400m bond due June 2032	Fixed 5.000%	Fixed 5.20%	Fixed 5.000%	Fixed 5.11%
Average cost of bond debt at year-end rates		3.97%		3.28%

The effective hedged interest rate reflects the interest rate payable after the impact of interest due from cross-currency swaps. The Group's hedging strategy is to hold foreign currency debt in proportion to foreign currency profit and cash flows, which are mainly in euro and US dollar. As a result, the Group has swapped a portion of the bonds it has issued into US dollars, thus increasing the effective hedged interest rate.

The Group considers the fair value of other current liabilities to be equal to the carrying value.

16. Provisions for liabilities and charges

The Group has provisions for termite damage claims, self-insurance, environmental, and other. Provisions are recognised when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount is capable of being reliably estimated. If such an obligation is not capable of being reliably estimated it is classified as a contingent liability.

Future cash flows relating to these obligations are discounted when the effect is material. The effect of discounting environmental provisions and other provisions is not considered to be material due to the low level of expected future cash flows. Termite damage claim provisions and self-insurance provisions are discounted, and the majority of these provisions are held in the US. The discount rate used is based on US government bond rates, and was 5.25% (2022: 3.5%-5.875%).

	Termite damage claims1 £m	Self- insurance £m	Environmental1 £m	Other £m	Total1 £m
At 1 January 2022	-	37	11	13	61
Exchange differences1	(29)	(7)	-	-	(36)
Additional provisions	3	30	-	8	41
Used during the year	(10)	(26)	(2)	(8)	(46)
Unused amounts reversed	-	(6)	-	(2)	(8)
Acquisition of companies and businesses1	354	136	7	1	498
Unwinding of discount on provisions	3	1	-	-	4
At 31 December 20221(retrospectively adjusted)	321	165	16	12	514

At 1 January 2023	321	165	16	12	514
Exchange differences	(14)	(8)	(1)	1	(22)
Additional provisions	15	56	3	7	81
Used during the year	(73)	(44)	(2)	(7)	(126)
Unused amounts reversed	-	(8)	-	(3)	(11)
Acquisition of companies and businesses	-	-	-	1	1
Unwinding of discount on provisions	11	3	-	-	14
At 31 December 2023	260	164	16	11	451

	2023Total£m	Retrospectively adjusted 2022Total1£m
Analysed as follows:
Non-current1	357	381
Current	94	133
Total	451	514

1. Termite damage claim provisions and environmental provisions have been retrospectively adjusted in 2022 by an increase of £18m and £4m respectively, in accordance with IFRS 3, to reflect measurement period adjustments made relating to the Terminix acquisition.

Termite damage claims

The Group holds provisions for termite damage claims covered by contractual warranties. Termite damage claim provisions are subject to significant assumptions and estimation uncertainty. The assumptions included in valuing termite provisions are based on an estimate of the volume and value of future claims (based on historical and forecast information), customer churn rates and discount rates. These provisions are expected to be substantially utilised within the next 20 years at a declining rate. The trend of volume and value of claims is monitored and reviewed over time (with the support of external advisers) and as such the value of the provision is also likely to change.

The sensitivity of the liability balance to changes in the inputs is illustrated as follows:

●
Discount rate - The exposure to termite damage claims is largely based within the United States, therefore measurement is based on a seven-year US bond risk-free rate. During 2023, interest rates (and therefore discount rates) have moved up and are at their highest level in over a decade. Rates could move in either direction and management has modelled that an increase/decrease of 5% in yields (would decrease/increase the provision by £3m (2022: £3m). Over the 12 months to 31 December 2023, seven-year risk-free rate yields have decreased c.4% from 4.03% to 3.88%.

●
Claim value - Claim value forecasts have been based on the latest available historical settled Terminix claims. Claims values are dependent on a range of inputs including labour cost, materials costs (e.g. timber), whether a claim becomes litigated or not, and specific circumstances including contributory factors at the premises. Management has determined the historical time period for each material category of claim, between three months and one year, to determine an estimate for costs per claim. Recent fluctuations in input prices (e.g. timber prices) means that there is potential for volatility in claim values and therefore future material changes in provisions. Management has modelled that an increase/decrease of 5% in claim values would increase/decrease the provision by c.£15m (2022: £14m). Over the 12 months to 31 December 2023, as a result of accelerating the clear down of legacy longstanding claims and other macroeconomic factors, in-year costs per claim rose by c.32% (2022: 17%).

●
Claim rate - Management has estimated claim rates based on statistical historical incurred claims. Data has been captured and analysed by a third-party agency, to establish incidence curves that can be used to estimate likely future cash outflows. Changes in rates of claim are largely outside the Group's control and may depend on litigation trends within the US, and other external factors such as how often customers move property and how well they maintain those properties. This causes estimation uncertainty that could lead to material changes in provision measurement. Management has modelled that an increase/decrease of 5% in overall claim rates would increase/decrease the provision by c.£15m (2022: £14m), accordingly. Over the 12 months to 31 December 2023 claim rates fell by c.7% (2022: 16%).

●
Customer churn rate - If customers choose not to renew their contracts each year, then the assurance warranty falls away. As such there is sensitivity to the assumption on how many customers will churn out of the portfolio of customers each year. Data has been captured and analysed by a third-party agency, to establish incidence curves for customer churn, and forward looking assumptions have been made based on these curves. Changes in churn rates are subject to macroeconomic factors and to the performance of the Group. A 1% movement in customer churn rates, up or down, would change the provision by c.£11m up or down (2022: £10m), accordingly. On average over the last 10 years churn rates have moved by +/- c.1.8% per annum (2022: +/-1.2%).

Self-insurance
The Group purchases external insurance from a portfolio of international insurers for its key insurable risks, mainly employee-related risks. Self-insured deductibles within these insurance policies have changed over time due to external market conditions and scale of operations. These provisions represent obligations for open claims and are estimated based on actuarial/management's assessment at the balance sheet date. The Group expects to continue self-insuring the same level of risks and estimates that all pending claims should settle within the next five years.

Environmental
The Group owns, or formerly owned, a number of properties in Europe and the US where environmental contamination is being managed. These issues tend to be complex to determine and resolve and may be material, although it is often not possible to accurately predict future costs of management or remediation reliably. Provisions are held where liability is probable and costs can be reliably estimated. Contingent liabilities exist where the conditions for recognising a provision under IAS 37 have not been met. The Group monitors such properties to determine whether further provisions are necessary. The provisions that have been recognised are expected to be substantially utilised within the next five years.

Other
Other provisions principally comprise amounts required to cover obligations arising and costs relating to disposed businesses and restructuring costs. Other provisions also includes costs relating to onerous contracts and property dilapidations settlements. Existing provisions are expected to be substantially utilised within the next five years.

17. Share capital

During the year, 2,500,000 new shares were issued in relation to employee share schemes.

	2023£m	2022£m
Issued and fully paid
At 31 December - 2,522,539,885 shares (2022: 2,520,039,885)	25	25

18. Post balance sheet events

There have been no significant post balance sheet events affecting the Group since 31 December 2023.

19. Legal statements

The financial information for the year ended 31 December 2023 contained in this preliminary announcement has been approved by the Board and authorised for release on 7 March 2024.

The financial information in this statement does not constitute the Company's statutory accounts for the years ended 31 December 2023 or 2022. The financial information for 2022 and 2023 is derived from the statutory accounts for 2022 (which have been delivered to the registrar of companies) and 2023 (which will be delivered to the registrar of companies following the AGM in May 2024). The auditors have reported on the 2022 and 2023 accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

The statutory accounts for 2023 are prepared in accordance with UK-adopted International Accounting Standards and International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board (IASB). The accounting policies (that comply with IFRS) used by Rentokil Initial plc ("the Group") are consistent with those set out in the 2022 Annual Report. A full list of accounting policies will be presented in the 2023 Annual Report. For details of new accounting policies applicable to the Group in 2023 and their impact please refer to Note 1.

20. 2023 Annual Report

Copies of the 2023 Annual Report will be sent to shareholders who have elected to receive hard copies on or around 27 March 2024 and will also be available from the Company's registered office by contacting the Company Secretariat (secretariat@rentokil-initial.com) and at www.rentokil-initial.com in PDF format.

21. Financial calendar

The Company's Annual General Meeting will be held at, and be broadcast from, the Company's offices at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY from 11.30am on 8 May 2024. Shareholders should refer to the Notice of Meeting and the Company's website at www.rentokil-initial.com/agm for further information on the AGM.

22. Responsibility statements

The Directors consider that the Annual Report, which includes the Financial Statements, complies with the Disclosure Guidance and Transparency Rules of the United Kingdom's Financial Conduct Authority in respect of the requirement to produce an annual financial report.

Each of the Directors, whose names and functions are set out in the 2023 Annual Report, confirms that, to the best of their knowledge:

●
the Group Financial Statements, which have been prepared in accordance with UK-adopted International Accounting Standards and International Reporting Financial Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

●
the Company's Financial Statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101 'Reduced Disclosure Framework', give a true and fair view of the assets, liabilities, financial position and profit of the Company; and

●
the Annual Report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties that it faces.

By Order of the Board

Andy Ransom

Chief Executive

7 March 2024

Cautionary statement

In order to utilise the 'safe harbour' provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and the general doctrine of cautionary statements, Rentokil Initial plc ("the Company") is providing the following cautionary statement: This communication contains forward-looking statements within the meaning of the PSLRA. Forward-looking statements can sometimes, but not always, be identified by the use of forward-looking terms such as "believes," "expects," "may," "will," "shall," "should," "would," "could," "potential," "seeks," "aims," "projects," "predicts," "is optimistic," "intends," "plans," "estimates," "targets," "anticipates," "continues" or other comparable terms or negatives of these terms and include statements regarding Rentokil Initial's intentions, beliefs or current expectations concerning, amongst other things, the results of operations of the Company and its consolidated entities ("Rentokil Initial" or "the Group") (including preliminary results for the year ended 31 December 2023), financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which Rentokil Initial operates. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The Company can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: the Group's ability to integrate acquisitions successfully, or any unexpected costs or liabilities from the Group's disposals; difficulties in integrating, streamlining and optimising the Group's IT systems, processes and technologies; the availability of a suitably skilled and qualified labour force to maintain the Group's business; the Group's ability to attract, retain and develop key personnel to lead the business; the impact of environmental, social and governance ("ESG") matters, including those related to climate change and sustainability, on the Group's business, reputation, results of operations, financial condition and/or prospects; inflationary pressures, such as increases in wages, fuel prices and other operating costs; supply chain issues, which may result in product shortages or other disruptions to the Group's business; weakening general economic conditions, including changes in the global job market, or decreased consumer confidence or spending levels especially as they may affect demand from the Group's customers; the Group's ability to implement its business strategies successfully, including achieving its growth objectives; the Group's ability to retain existing customers and attract new customers; the highly competitive nature of the Group's industries; cyber security breaches, attacks and other similar incidents, as well as disruptions or failures in the Group's IT systems or data security procedures and those of its third-party service providers; extraordinary events that impact the Group's ability to service customers without interruption, including a loss of its third-party distributors; the Group's ability to protect its intellectual property and other proprietary rights that are material to the Group's business; the Group's reliance on third parties, including third-party vendors for business process outsourcing initiatives, investment counterparties, and franchisees, and the risk of any termination or disruption of such relationships or counterparty default or litigation; the identification of material weaknesses in the Group's internal control over financial reporting within the meaning of Section 404 of the Sarbanes-Oxley Act; any future impairment charges, asset revaluations or downgrades; failure to comply with the many laws and governmental regulations to which the Group is subject or the implementation of any new or revised laws or regulations that alter the environment in which the Group does business, as well as the costs to the Group of complying with any such changes; termite damage claims and lawsuits related thereto and any associated impacts on the termite provision; the Group's ability to comply with safety, health and environmental policies, laws and regulations, including laws pertaining to the use of pesticides; any actual or perceived failure to comply with stringent, complex and evolving laws, rules, regulations and standards in many jurisdictions, as well as contractual obligations, including data privacy and security; changes in tax laws and any unanticipated tax liabilities; adverse credit and financial market events and conditions, which could, among other things, impede access to or increase the cost of financing; the restrictions and limitations within the agreements and instruments governing our indebtedness; a lowering or withdrawal of the ratings, outlook or watch assigned to the Group's debt securities by rating agencies; an increase in interest rates and the resulting increase in the cost of servicing the Group's debt; and exchange rate fluctuations and the impact on the Group's results or the foreign currency value of the Company's ADSs and any dividends. The list of factors presented here is representative and should not be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements. The Company cautions you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, the Group's actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which the Group operates, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, Rentokil Initial assumes no obligation to update or revise the information contained herein, which speaks only as of the date hereof.

Additional information concerning these and other factors can be found in Rentokil Initial's filings with the U.S. Securities and Exchange Commission ("SEC"), which may be obtained free of charge at the SEC's website, http:// www.sec.gov, and Rentokil Initial's Annual Reports, which may be obtained free of charge from the Rentokil Initial website, https://www.rentokil-initial.com

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of Rentokil Initial for the current or future financial years would necessarily match or exceed the historical published earnings per share of Rentokil Initial.

This communication presents certain further non-IFRS measures, which should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be viewed as complements to, and read in conjunction with, the equivalent IFRS measure. These include revenue and profit measures presented at actual exchange rates ("AER" - IFRS) and constant full year 2022 exchange rates ("CER" - Non-GAAP). Non-IFRS measures include Adjusted Operating Profit, Adjusted Profit Before Tax, Adjusted Profit After Tax, Adjusted EBITDA, Adjusted Interest, Adjusted Earnings Per Share , Free Cash Flow, Adjusted Free Cash Flow, Adjusted Free Cash Flow Conversion, Adjusted Effective Tax rate and Organic Revenue, Adjusted Operating Profit represents the performance of the continuing operations of the Group (including acquisitions), and enables the users of the accounts to focus on the performance of the businesses retained by the Group, and that will therefore contribute to the future performance. Adjusted Operating Profit and Adjusted profit before tax exclude certain items that could distort the underlying trading performance. The Group's internal strategic planning process is also based on these measures, and they are used for incentive purposes. These measures may not be calculated in the same way as similarly named measures reported by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 March 2024	RENTOKIL INITIAL PLC
/s/ Stuart Ingall-Tombs
Name: Stuart Ingall-Tombs
Title: Chief Financial Officer